



PDG Environmental, Inc.

Annual Report

Year Ended January 31, 2007



PDGEnvironmental, Inc.

1386 Beulah Road, Building 801, Pittsburgh, PA 15235-5068
412-243-3200, FAX 412-243-4900

LETTER FROM THE CEO

Fellow Shareholders:

Fiscal 2007 was a difficult year for PDG Environmental but I am pleased to say that we have responded to the challenges of fiscal 2007 and are currently on track to return to profitability in fiscal 2008. In fiscal 2007, the combination of the distraction from the fraud discovered in Seattle, a decrease in emergency response revenues, contract claim adjustments and other non-cash and extraordinary charges resulted in the worst financial performance in Company history. For the year ended January 31, 2007 revenue was $75.0 million versus $78.2 million recorded in the prior fiscal year. Field margin decreased to $19.2 million from $20.4 million and other direct costs and SG&A expenses totaled $24.8 million, compared with $18.4 million in the prior year, reflecting increased overhead primarily related to new offices and the first full year with the Flagship acquisition. Extraordinary items for the fiscal year included increased bad debt reserves of $1.0 million, contract claim adjustments of $1.1 million, $0.2 million for goodwill impairment and office closing costs, and $0.9 million for non-recurring fraud costs. Non-cash items included $2.1 million associated with the 2005 PIPE transaction and $0.3 million for stock option expense. As a result of the above, the company's net after tax loss for the year was $(7.2) million or $(0.36) per share versus a profit of $0.5 million or $0.03 per fully diluted share for the prior fiscal year. The only positive thing I can say about fiscal 2007 is that it is behind us.

Responding to the challenges of fiscal 2007, we took an aggressive approach to right-sizing the business and positioning the company for profitability in fiscal 2008. We implemented new sales and marketing initiatives which resulted in building contract backlog to the highest level in the company's history - over $52 million. We closed two offices in fiscal 2007 and, since then, have shuttered an additional three offices, removing $1.7 million in annualized operating expenses. In addition, we recently hired a new chief financial officer, Nick Battaglia, who started with PDG Environmental on May 23rd. Nick has a good blend of experience in financial reporting and internal controls, acquisitions and raising capital, and we look forward to the positive impact he will have on our operations.

The results of our focus on top line growth and cost reduction have shown immediate benefits to the financial performance of the Company. For the six months ended July 31, 2007, revenues have increased to $48.3 million from $38.8 million or an increase of 25% from the same period in fiscal 2007. Field margins have increased to $13.3 million from $10.5 million or an increase of 26% from the same period in fiscal 2007. Other direct and SG&A costs have decreased to $11.4 million from $12.4 million last year, and as a percentage of revenues are down to 23% as compared to 32% last year. For the six months ended July 31, 2007 we reported net income of $0.8 million or $0.04 per share. EBITDA for the six months ended July 31, 2007 was $3.0 million as compared to a negative EBITDA of $(1.6) million for the comparable six months in fiscal 2007.

As we look at the remainder of fiscal 2008 and into fiscal 2009 we will continue to maximize our existing infrastructure to add incremental revenues largely through focus on growth in reconstruction services. In addition, we believe we can capitalize on our ability to provide "turn key" environmental remediation, emergency response, loss mitigation and reconstruction services, thus making our company more competitive in the marketplace. We are pleased to report our rebound from the challenges of fiscal 2007 and believe we are well positioned for future growth and profitability.

Thank you for your continued support.

Very truly yours,

John C. Regan
Chairman & CEO

Overview of Company

PDG Environmental, Inc., the company, ("we" or the "Corporation") is a holding Corporation which, through our wholly-owned operating subsidiaries, provides environmental and specialty contracting services including asbestos and lead abatement, insulation, microbial remediation, emergency response, loss mitigation and reconstruction, demolition and related services throughout the United States. We were incorporated in Delaware on February 9, 1987.

We have three operating subsidiaries; Project Development Group, Inc, which is incorporated in Pennsylvania; PDG, Inc., which is incorporated in Pennsylvania and Enviro-Tech Abatement Services Co., which is incorporated in North Carolina.

Description of the Business

Historically, we have derived the majority of our revenues from the abatement of asbestos. In recent years, we have broadened our offering of services to include a number of complementary services, which utilize our existing infrastructure and personnel. The following is a discussion of each of the major services we provide.

Asbestos Abatement

The asbestos abatement industry developed due to increased public awareness in the early 1970's of the health risks associated with asbestos, which was extensively used in building construction.

Asbestos, which is a fibrous mineral found in rock formation throughout the world, was used extensively in a wide variety of construction-related products as a fire retardant and insulating material in residential, commercial and industrial properties. During the period from approximately 1910 to 1973, asbestos was commonly used as a construction material in structural steel fireproofing, as thermal insulation on pipes and mechanical equipment and as an acoustical insulation material. Asbestos was also used as a component in a variety of building materials (such as plaster, drywall, mortar and building block) and in caulking, tile adhesives, paint, roofing felts, floor tile and other surfacing materials. Most structures built before 1973 contain asbestos containing materials ("ACM") in some form and surveys conducted by the U.S. federal government have estimated that 31,000 schools and 733,000 public and commercial buildings contain friable ACM. In addition, many more industrial facilities are known to contain other forms of asbestos.

In the early 1970's, it became publicly recognized that inhalation or ingestion of asbestos fibers was a direct cause of certain diseases, including asbestosis (a debilitating pulmonary disease), lung cancer, mesothelioma (a cancer of the abdominal and lung lining) and other diseases. Friable ACM were designated as a potential health hazard because these materials can produce microscopic fibers and become airborne when disturbed.

The Environmental Protection Agency (the "EPA") first banned the use of asbestos as a construction material in 1973 and the federal government subsequently banned the use of asbestos in other building materials as well.

During the 1980's the asbestos abatement industry grew rapidly due to increasing public awareness and concern over health hazards associated with ACM, legislative action mandating safety standards and requiring abatement in certain circumstances, and economic pressures on building owners seeking to satisfy the requirements of financial institutions, insurers and tenants. During the last ten years the industry has remained stable with revenues tracking the general economic cycle.

We have experience in all types of asbestos abatement including removal and disposal, enclosure and encapsulation. Asbestos abatement projects have been performed in commercial buildings, government and institutional buildings, schools, hospitals and industrial facilities for both the public and private sector. Asbestos abatement work is completed in accordance with EPA, Occupational Safety and Health Administration ("OSHA"), state and local regulations governing asbestos abatement operations, disposal and air monitoring requirements.

Disaster Response/Loss Mitigation

The disaster response/loss mitigation industry responds to natural and man-made disasters including fires, floods, hurricanes, tornadoes, and sudden water intrusions events. Services provided include emergency response, loss mitigation and structural drying, for both buildings and infrastructure. We have experience and have provided services in all areas of the emergency response/restoration industry.

While we have historically provided this service, the hurricane season in fiscal 2005 and 2006 became a major driver for this service offering. In fiscal 2005 we responded to the four hurricanes that impacted Florida and the Gulf Coast, providing services to resorts, governmental entities such as counties and school districts, commercial operations and residential buildings. In fiscal 2006 we responded to hurricanes Katrina, Rita and Wilma. Contracts are typically on a cost plus basis due to uncertainties relative to the magnitude and type of procedures required.

Reconstruction

The reconstruction and restoration industry responds to natural and man-made disasters including fires, floods, hurricanes, tornadoes, and sudden water intrusions events. Services are usually provided after the impact of the event has been assessed by the property owner and their insurance company. While we previously provided a limited amount of reconstruction services, the acquisition of Flagship Services Group, Inc. ("Flagship") in August 2005 provided entree to this market on a nationwide basis. Flagship previously provided reconstruction services to commercial and residential clients throughout the United States.

Flagship traditionally acted as a general contractor, sub-contracting all aspects of a reconstruction contract. Contracts are typically on a fixed price basis or time and material basis. Since the acquisition of Flagship, the majority of the work performed on reconstruction contracts has been performed by subcontractors, although we have directly provided drying, loss mitigation and demolition thereby enhancing the services offered to our reconstruction clients.

Mold Remediation

Health professionals have been aware of the adverse health effects of exposure to mold for decades, but the issue has gained increased public awareness in recent years. Studies indicate that 50% of all homes contain mold and that the increase in asthma cases over the past 20 years can be linked to mold exposure.

We provide mold remediation services in both commercial and residential structures. Such services include decontamination, application of biocides and sealant, removal of building systems (drywall, carpet, etc.), and disposal of building furnishings. We have experience in remediation, detailing methods and performing microbial (mold, fungus, etc.) abatement in commercial, residential, educational, medical and industrial facilities.

Lead Abatement

During the 1990's, the lead abatement industry developed due to increased public awareness of the dangers associated with lead poisoning. While lead poisoning takes many forms, the most serious and troubling in the United States is the danger posed to children and infants from the ingestion of lead, primarily in the form of paint chips containing lead. Ingestion of lead has been proven to reduce mental capacities and is especially detrimental to children in the early stages of development.

The low income and public housing markets, due to the age of the structures, contain a significant amount of lead paint that is flaking and peeling. In response to this problem many municipal and state governments have developed programs to remediate the structures. We have experience in utilizing various methods to remove lead-based paint that is adhered to surfaces and the removal of loose and flaking lead-based paint and dust or lead-contaminated soil. Removal methods include chemical stripping, wet scraping, needle gun, high-pressure water/ vacuum and abrasive blasting. HEPA vacuums are utilized for dust and debris clean up. Analysis of removed material, as required, is performed to assure proper disposal of lead- contaminated waste and debris generated from removal operations. We complete such lead removal work in accordance with EPA, OSHA, state and local regulations governing lead removal operations, disposal and air monitoring requirements.

Demolition

The demolition industry has a wide range of applications and services. We have currently limited our services to the performance of select interior and structural demolition. Our experience includes interior and structural demolition in occupied buildings at times utilizing specially equipped air filtration devices to minimize airborne dust emissions in occupied areas.

This work has been a natural progression from asbestos abatement work, which often requires significant interior demolition to access asbestos material for removal.

Directors and Executive Officers

The following table sets forth information regarding the executive officers and directors of the Corporation.

Name, Age and Principal Occupation	Certain Other Information
John C. Regan (63) Chairman, President, and Chief Executive Officer of PDG Environmental, Inc.	Mr. Regan has served in each of his present positions since December 1990 and has served as a Director since April 1989. He is the founder of Project Development Group, Inc., now our wholly-owned subsidiary, which engages in asbestos abatement and specialty contracting services, and has served as that corporation's Chairman and President since 1984. Mr. Regan also served as Chairman of the Board of Directors of PDG Remediation, Inc. (PDGR), a company which provided remediation services to assist customers in complying with environmental laws and regulations, from July 1994 until August 1996.
Richard A. Bendis (60) President and CEO of the Bendis Investment Group LLC	Mr. Bendis has served as a Director since 1986. Mr. Bendis is the Founder, President and Chief Executive Officer of the Bendis Investment Group LLC, {BIG} a Global financial intermediary firm that has a formal joint venture management agreement with Drawbridge Special Opportunities Advisors LLC, an affiliate of the Fortress Investment Group, {NYSE, FIG}.Most recently, Mr Bendis served as Chairman, President and CEO of True Product ID, a global publicly traded anti-counterfeiting company {NASDAQ, TPDI}. Previously, he had been the Founder, President and CEO of Innovation Philadelphia (IP}. IP is a public/private partnership dedicated to growing the wealth and the workforce of the Greater Philadelphia Region. Prior to 2001, he was President and CEO of Kansas Technology Enterprise Corporation (KTEC), an entity formed to encourage investment and growth in the State of Kansas. Mr. Bendis, also, has been a corporate executive with Quaker Oats, Polaroid, Texas Instruments, Marion Laboratories, Kimberly Services and Continental Healthcare Systems. Continental was an Inc. 500 software company, which he successfully took public on NASDAQ {CHSI}. In addition, Mr. Bendis founded and managed R.A.B. Ventures, a venture capital firm which invested in early-stage technology and healthcare businesses. He is a frequent international consultant and speaker for the United Nations, NATO and The European Commission, and serves on several Not For Profit Boards.

Name, Age and Principal Occupation	Certain Other Information
Edgar Berkey (66) Management Consultant	Dr. Berkey has served as Director since 1998. He is a nationally recognized expert on alternative energy and environmental technologies. In 2007, he retired as Vice President and Chief Quality Officer of Concurrent Technologies Corporation and formed E. Berkey and Associates, a management consulting firm. He is a member and Chairman of several advisory committees for the U.S. Department of Energy and National Laboratories and was previously on the Science Advisory Board of the U.S. Environmental Protection Agency. He also is Managing Director of the Innovative Energy practice of Ventana Capital Management, LLC, and serves on the boards of Chester Engineers and North Wind, Inc. Dr. Berkey is the former President and co-founder of the Center for Hazardous Materials Research. Dr. Berkey previously served on the Corporation's Board of Directors from 1991-1995. He resigned from the Corporation's Board of Directors in 1995 to serve as a Director of PDG Remediation, Inc., which at that time was an affiliate of the Corporation. He resigned from the Board of Directors of PDG Remediation, Inc. in 1996.
James D. Chiafullo (49) Shareholder/Director, Cohen & Grigsby Secretary of PDG Environmental, Inc.	Mr. Chiafullo has served as a Director since July 1998 and as Secretary since May 2003. Since 1999, Mr. Chiafullo has been a Director in the law firm of Cohen & Grigsby, P.C. headquartered in Pittsburgh. Prior to joining Cohen & Grigsby, P.C., Mr. Chiafullo was a Partner with Thorp Reed & Armstrong LLP. Prior to joining Thorp Reed & Armstrong, LLP, Mr. Chiafullo was a lawyer with Gulf Oil Corporation in Houston, Texas. Cohen & Grigsby, P.C. provide legal services to us. Mr. Chiafullo is a member of the Board of Directors of the Western Pennsylvania Epilepsy Foundation and of the Community Bank Board of First National Bank of Pennsylvania.
Edwin J. Kilpela (61) Independent Business Consultant	Mr. Kilpela has served as a Director since July 1997. Since 2006 he has been an independent business consultant to small and mid-sized companies. From 2003 until 2006, he served as the President and CEO of Soil Safe, Inc. a privately held environmental company located in Baltimore, MD. From 1998 until 2002, Mr. Kilpela was an independent business consultant to small and mid-sized environmental companies. From 1997 to 1998 he was President and Chief Executive Officer of Noxso Corporation, a developmental environmental company. From 1996 until 1997 he was President of Ansaldo Ross Hill. Mr. Kilpela was with Westinghouse Electric Corporation from 1968 to 1996 including serving as General Manager of the Environmental Services Division from 1991 to 1996.

Name, Age and Principal Occupation	Certain Other Information
Nicola ("Nick") Battaglia (40) Chief Financial Officer PDG Environmental, Inc.	Effective May 23, 2007, Mr. Battaglia was named Chief Financial Officer. Prior to joining our company, Mr. Battaglia worked at StanCorp Financial Group, a public financial services company as Assistant Vice President of the Asset Management Group. From 1999 to 2006, Mr. Battaglia served as Chief Financial Officer and Treasurer of Invesmart where he oversaw the accounting/tax, finance and treasury functions of the company. Prior to that, Mr. Battaglia worked for 11 years at Arthur Andersen where he provided audit, accounting and business advisory services for a diverse client base.

Transfer Agent and Registrar of Common Stock

Continental Stock Transfer & Trust Company
12 Battery Place
New York, New York 10004
(212)-509-4000

Independent Registered Public Accounting Firm

Malin, Bergquist, & Company, LLP
3605 McKnight East Drive
Pittsburgh, PA 15237
(412) 364-9395

Form 10-K

To obtain a copy of the company's Form 10-K report, (free of charge) write to;
PDG Environmental, Inc.
Investor Relations
1386 Beulah Road
Building 801
Pittsburgh, PA 15235

Forward-Looking Statements

Information in this Annual Report includes certain statements related to projected growth and future events. These statements are "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results in future periods may differ materially from those expressed or implied by such forward-looking statements. See the Company's fiscal 2007 Form 10-K for a description of the types of uncertainties and risks that may affect actual results.

PERFORMANCE GRAPH

The following stockholder performance graph does not constitute "solicitation material" or and shall not be deemed to be filed or incorporated by reference into any other company filing with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate the performance graph by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The graph below compares the cumulative total return on our Common Stock from January 31, 2002 through January 31, 2007 to the NASDAQ market index and the pollution control equipment and services group. Each of the total cumulative total returns presented assumes a $100 investment on January 31, 2002 and reinvestment of dividends.

The pollution control equipment and services group is comprised of the following securities: Abatix, Corporation; Aqua Care Systems, Inc.; Appliance Recycling Centers of America, Inc.; Allied Waste Industries, Inc.; Calgon Carbon Corporation; Ceco Environmental, Inc.; Catalytica Energy, Inc.; Clean Harbors, Inc.; Commodore Environmental Services, Inc.; Crown-Andersen, Inc.; Casella Waste Systems, Inc; Donaldson Company, Inc.; Ecology & Environment Inc.; Environmental Energy Services, Inc.; Environmental Safeguards, Inc.; Flanders Corporation; Fuel Tech NV; Hi-Rise Recycling Systems, Inc.; Home Solutions of America, Inc.; Industrial Services of America, Inc.; Infinity Energy Resources, Inc.; Kimmins Corporation; Landauer, Inc.; MPM Technologies, Inc.; Med/Waste, Inc.; North American Technology Group, Inc.; N-Viro International Corporation; PDG Environmental, Inc.; Perma-Fix Environmental Services; Pall Corporation; Peerless Manufacturing, Inc.; Purus, Inc.; Recycling Industries, Inc.; Republic Services, Inc.; Rich Coast Inc.; Stericycle, Inc.; Synagro Technologies, Inc.; TRC Companies, Inc.; Turbosonic Technology, Inc.; Tetra Technology, Inc.; Versar, Inc.; Waste Connections, Inc.; Waste Industries USA, Inc.; Waste Management Inc.; Waste Technology Corporation; and Windswept Environmental, Inc.

Stockholders are cautioned against drawing any conclusions from this data, as past results are not necessarily indicative of future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2007
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
PDG Enviromental Inc
NASDAQ Composite - Total Returns
Peer

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has traded on the OTC Bulletin Board since September 1996. Prior to that, it was listed for trading on NASDAQ Small Cap (Symbol: PDGE) and the information presented for the following periods reflects the high and low bid information as reported by the OTC Bulletin Board. The prices below may not represent actual transactions. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions.

	Market Price Range			
	Fiscal 2007		Fiscal 2006	
	High	Low	High	Low
First Quarter	$2.32	$1.62	$1.76	$1.36
Second Quarter	2.05	1.30	1.41	0.94
Third Quarter	1.59	0.96	2.69	0.92
Fourth Quarter	1.02	0.66	2.21	1.73

At March 22, 2007, we had 1,933 stockholders of record.

We have not historically declared or paid dividends with respect to our common stock and have no intention to pay dividends in the foreseeable future. Our ability to pay dividends is prohibited due to limitations imposed by our banking agreement, which requires the prior consent of the bank before dividends are declared. Additionally, the private placement of our preferred stock in July 2005 contained restrictions on the payment of dividends on our common stock until the majority of the preferred stock has been converted into our common stock or redeemed.

Selected Financial Data

The following consolidated selected financial data should be read in conjunction with the consolidated financial statements and related notes, and "Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The consolidated statement of operations data for the fiscal years ended January 31, 2007 and 2006 and the consolidated balance sheet data as of January 31, 2007 and 2006 have been derived from the consolidated financial statements that have been audited by Malin Bergquist & Company LLP, independent auditors, included elsewhere in this Annual Report. The consolidated statement of operations data for the fiscal years ended January 31, 2005 have been derived from the consolidated financial statements that have been audited by Parente Randolph LLC, independent auditors, included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended January 31, 2004 and 2003 and the consolidated balance sheet data as of January 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this Annual Report. The historical results presented below are not necessarily indicative of future results.

	For the Years Ended January 31,				
	2007	2006	2005	2004	2003
		As restated(1) (Thousands except per share data)			
OPERATING DATA					
Contract revenues	$74,977	$78,181	$60,362	$35,962	$40,621
Gross margin	7,106	11,349	9,762	6,628	5,567
Income (loss) from continuing operations	(5,661)	2,013	2,960	1,016	486
Other income (expense)	(4,192)	(1,766)	(391)	(310)	(192)
Net income (loss)	(7,177)	508	2,186	644	278
COMMON SHARE DATA					
Net income (loss) per common share:					
Basic	(0.36)	0.04	0.20	0.07	0.03
Diluted	(0.36)	0.03	0.19	0.07	0.03
Weighted average common shares outstanding	19,785	14,409	10,911	9,373	9,372
BALANCE SHEET DATA					
Working capital	$14,142	$17,699	$11,086	$ 8,233	$ 7,062
Total assets	43,254	42,492	23,942	17,154	15,535
Long-term debt	12,161	9,059	5,013	5,306	4,922
Cumulative Convertible Preferred Stock	2,550	2,803	—	—	—
Total stockholders' equity	13,390	17,091	9,128	4,909	4,244

The year ended January 31, 2007 included a $919,000 non-recurring charge for an employee fraud, a $111,000 provision for impairment in value of goodwill and a $105,000 provision for impairment in value of an operating lease. The year ended January 31, 2006 included a $234,000 non-recurring charge for an employee fraud. The year ended January 31, 2003 included a $300,000 of gain from the sale of the St. Louis operation and other fixed assets and a $150,000 provision for impairment in value of goodwill.

(1) The 2006 amounts were restated to include the effects of an employee fraud.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and notes thereto, and other financial information included elsewhere in this Annual Report.

Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report are forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "anticipate", "intend", "plan", "believe", "estimate", "potential", or "continue", the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those described under "Risk Factors" in the Form 10-K for the year ended January 31, 2007.

Overview

Through our operating subsidiaries, we provide environmental and specialty contracting services including asbestos and lead abatement, insulation, microbial remediation, disaster response, loss mitigation and reconstruction, demolition and related services.

The following paragraphs are intended to highlight key operating trends and developments in our operations and to identify other factors affecting our consolidated results of operations for the three years ended January 31, 2007.

Contract revenues are recognized on the percentage of completion method measured by the relationship of total costs incurred to total estimated contract costs (cost-to-cost method). The majority of the Corporation's contracts are fixed price contracts; therefore, any change in estimated costs to complete a contract will have a direct impact upon the revenues and related gross margin recognized on that particular contract.

Contract costs represent the cost of our laborers working on our contracts and related benefit costs, materials expended during the course of the contract, periodic billings from subcontractors that worked on our contracts, costs incurred for project supervision by our personnel and depreciation of machinery and equipment utilized on our contracts.

Selling, general and administrative expenses consist of the personnel at our executive offices and the costs related to operating that office and the Corporation as a whole including marketing, legal, accounting and other corporate expenses, the costs of management and administration at our branch offices, office rental, depreciation and amortization of corporate and non-operational assets and other costs related to the operation of our branch offices.

Interest expense consists primarily of interest charges on our line of credit but also includes the interest expense of term debt with our lending institution.

Interest expense for preferred dividends and accretion of discount consists of the 8% dividend on the Series C Preferred Stock sold in July 2005 as part of the private placement of our securities and accretion of the related discount.

Non-recurring charge for employee fraud consists of the costs associated with fictitious projects and other fraudulent activities previously recorded as revenue at our Seattle office.

Other income (expense) components are as described in our statement of operations.

The income tax provision is the amount accrued and payable to the federal government and the various state taxing authorities. Until fiscal 2005 no amounts have been due to the federal government as we had a net operating loss carryforward, which had been sufficient to offset taxable income in recent years. As of January 31, 2007, we again have no amounts due to the federal government as we have a net operating loss carryforward.

Critical Accounting Policies

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our judgment about future events and related estimations and how they impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex estimates and assessments and is fundamental to our results of operation. We identified our most critical accounting estimates to be:

- Revenue Recognition
- Billing Realization/Contract Receivable Collectability
- Claims Recognition

- Recoverability of Goodwill and Intangible Assets
- Recoverability of Deferred Tax Assets
- Mandatorily Redeemable Convertible Preferred Stock
- Income Taxes

We based our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report. We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below.

Revenue Recognition

Revenue is recognized using the percentage-of-completion method. A significant portion of our work is performed on a fixed price basis. The balance of our work is performed on variations of cost reimbursable and unit price approaches. Contract revenue is accrued based upon the percentage that actual costs to date bear to total estimated costs. We utilize the cost-to-cost method as we believe this method is less subjective than relying on assessments of physical progress. We follow the guidance of the Statement of Position 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts," for accounting policy relating to our use of the percentage-of-completion method, estimating costs, revenue recognition and unapproved change order/claim recognition. The use of estimated costs to complete each contract, the most widely recognized method used for percentage-of-completion accounting, is a significant variable in the process of determining income earned and is a significant factor in the accounting for contracts. The cumulative impact of revisions to total cost estimates during the progress of work is reflected in the period in which these changes become known. Due to the various estimates inherent in our contract accounting, actual results could differ from these estimates.

Contract revenue reflects the original contract price adjusted for approved change orders and estimated minimum recoveries of unapproved change orders and claims. We recognize unapproved change orders and claims to the extent that related costs have been incurred when it is probable that they will result in additional contract revenue and their value can be reliably estimated. Losses expected to be incurred on contracts in progress are charged to earnings in the period such losses are known.

Billing Realization/Contracts Receivable Collectability

We perform services for a wide variety of customers including governmental entities, institutions, property owners, general contractors and specialty contractors. Our ability to render billings on in-process jobs is governed by the requirements of the contract and, in many cases, is tied to progress towards completion or the aforementioned specified mileposts. Realization of contract billings is in some cases guaranteed by a payment bond provided by the surety of our customer. In all other cases we are an unsecured creditor of our customers, except that we may perfect its rights to payment by filing a mechanics lien, subject to the requirements of the particular jurisdiction. Payments may be delayed or disputed by a customer due to contract performance issues and / or disputes with the customer. Ultimately, we have recourse to the judicial system to secure payment. All of the aforementioned matters may result in significant delays in the receipt of payment from the customer. As discussed in the previous section under "Revenue Recognition", there can be no assurances that future events will not result in significant changes to the financial statements to reflect changing events.

We extend credit to customers and other parties in the normal course of business after a review of the potential customer's creditworthiness. Additionally, management reviews the commercial terms of significant contracts before entering into a contractual arrangement. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes an evaluation of required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of anticipated additional costs incurred by us. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. We must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by us and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

If all of these requirements are met, revenue from a claim is recorded only to the extent that we have incurred costs relating to the claim.

Recoverability of Goodwill and Intangible Assets

Effective February 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets," which states that goodwill and indefinite-lived intangible assets are no longer to be amortized but are to be reviewed annually for impairment. The goodwill impairment analysis required under SFAS No. 142 requires us to allocate goodwill to our reporting units, compare the fair value of each reporting unit with our carrying amount, including goodwill, and then, if necessary, record a goodwill impairment charge in an amount equal to the excess, if any, of the carrying amount of a reporting unit's goodwill over the implied fair value of that goodwill. The primary method we employ to estimate these fair values is the discounted cash flow method. This methodology is based, to a large extent, on assumptions about future events, which may or may not occur as anticipated, and such deviations could have a significant impact on the estimated values calculated. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values of reporting units. See further discussion in Notes 16 and 17 to our Consolidated Financial Statements.

At January 31, 2007, goodwill and intangible assets on our balance sheet totaled $2,651,000 and $5,416,000, respectively. At January 31, 2006, goodwill and intangible assets on our balance sheet totaled $2,316,000 and $6,162,000 respectively. The goodwill and intangible assets are primarily attributable to the acquisition of the former Tri-State Restorations, Inc. ("Tri-State") operation in June 2001 that now operates as our Los Angeles office and the acquisition of the former Flagship Services Group, Inc. ("Flagship") operation in August 2005 that now operates as our Dallas office. The remaining goodwill and intangible assets relates to three smaller acquisitions and deferred costs relating to our bank financing. The payment of the initial purchase price for the Tri-State and Flagship acquisitions initially generated a moderate amount of goodwill but the majority was created by the subsequent payment of contingent purchase price under the asset purchase agreement which provided for a four year and eighteen-month, respectively, earn-out for the former owners based upon the net profits of the Los Angeles and Dallas offices, respectively.

During fiscal year 2007, goodwill of $111,000 was determined to be impaired due to the closure of the Seattle office. We have concluded that the net remaining recorded value of goodwill and intangible assets has not been impaired as a result of an evaluation as of January 31, 2007.

Income Taxes

We provide for income taxes under the liability method as required by SFAS No. 109 "Accounting for Income Taxes".

Deferred income taxes result from timing differences arising between financial and income tax reporting due to the deductibility of certain expenses in different periods for financial reporting and income tax purposes.

We file a consolidated Federal Income tax return. Accordingly, federal income taxes are provided on the taxable income, if any, of the consolidated group. State income taxes are provided on a separate company basis.

Recoverability of Deferred Tax Assets

At January 31, 2007 our deferred tax assets totaled $3,480,000. At January 31, 2007, it was determined that the recognition of deferred income tax assets would be appropriate as it is more likely than not that all of the deferred tax assets would be realized. Therefore a valuation reserve is not necessary at this time.

At January 31, 2006, our deferred tax assets totaled $686,000. At that time, we had been profitable for the last four fiscal years and in fiscal 2005 we exhausted our net operating loss carryforwards, we believed at that time that we will be profitable in the future at levels which cause us to conclude that it is more likely than not that we will realize all of the deferred tax assets. Therefore, we recorded at January 31, 2006 the estimated net realizable value of the deferred tax assets at that time at our combined federal and state rates.

Mandatorily Redeemable Convertible Preferred Stock

The transaction was accounted for in accordance with FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Corporation's Own Stock" in accounting for the transaction. The preferred stock has been recorded as a liability after consulting FAS 150. Although the preferred includes conversion provisions, they were deemed to be non-substantive at the issuance date. Subsequent to the issuance, our stock price rose in part to Hurricane Katrina and the acquisition of the former Flagship operations, and a number of preferred shares were converted to common. Per FAS 150, there is to be no reassessment of the non-substantive feature.

After valuing the warrants for the purchase of our common stock issued with the convertible Preferred Shares, the beneficial conversion contained in the Preferred Shares and the costs associated with the Preferred Stock portion of the financing, the remainder was allocated to the convertible preferred stock. The difference between this initial value and the face value of the Preferred Stock will be accreted back to the Preferred Stock as preferred dividends utilizing an effective method. The accretion period is the shorter of the four-year term of the preferred or until the conversion of the preferred stock. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the accretion of the discount on the preferred stock is classified as interest expense in the Statement of Consolidated Operations.

A cumulative premium (dividend) accrues and is payable with respect to each of the Preferred Shares equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of Common Stock determined by dividing the accrued premium by the Conversion Price or (b) the time of redemption in cash by wire transfer of immediately available funds. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the preferred stock dividend is classified as interest expense in the Statement of Consolidated Operations.

Both the preferred and Common Stock portions of the July 2005 private placement included registration rights agreements that imposed liquidating damages in the form of a monetary remuneration should the holders be subject to blackout days (i.e. days when the holders of our Common Stock may not trade the stock) in excess of the number permitted in the registration rights agreements. On November 21, 2005 our Registration Statement on Form S-2 was declared effective by the Securities & Exchange Commission. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion/exercise or the shareholders cannot sell their shares due to a blackout event. After assessing the provisions of the registration rights agreements and the related authoritive guidance, a $20,000 warrant derivative liability was provided. No gain or loss on the derivative was recorded in the year ended January 31, 2007 and the liability was recorded in accrued liabilities.

Accounting Policy Changes

In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment" ("SFAS 123R"), a revision to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), and superseding APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Should we issue employee stock options after January 31, 2006, a charge against earnings would be required as provided by SFAS 123R. The magnitude of the charge would depend upon the number of employee stock options issues, the exercise price of the stock options and the volatility of the share price of our common stock on the date the employee stock options are issued. At January 31, 2007 we had 610,450 options outstanding subject to time vesting. The aforementioned options resulted in an approximate $222,000 expense charge in fiscal 2008.

Results of Operations

Year Ended January 31, 2007 Compared to Year Ended January 31, 2006

During the year ended January 31, 2007 ("Fiscal 2007"), our contract revenues decreased $3.2 million or 4.1% to $75.0 million compared to $78.2 million in the year ended January 31, 2006 ("Fiscal 2006"). The decrease was due to the absence of significant hurricane response revenue, contract claim adjustments and closure of certain offices in the current period.

Our contract costs increased $1.0 million to $67.8 million in Fiscal 2007 from $66.8 million in Fiscal 2006. The gross margin in Fiscal 2007 thus decreased $4.2 million to $7.1 million compared to $11.3 million Fiscal 2006. Gross margin as a percentage of revenue decreased to 9.5% in 2007 from 14.5% in 2006. A change in the estimated recovery from contract claims was the primary reason for the decreased margin. Other direct contract costs increased $3.0 million from $9.0 million to $12.0 million reflecting the inclusion of twelve months of the former Flagship operations in the current fiscal period versus the inclusion of five months in the prior fiscal period, the inclusion of costs for twelve months of the Tampa restoration operation which was started in February 2006, and the opening of three new offices in the last quarter of Fiscal 2006.

Selling, general and administrative expenses increased $3.4 million to $12.7 million in 2007 as compared to $9.3 million in Fiscal 2006. As a percentage of contract revenues, selling, general and administrative expense increased by 5% to 17% in Fiscal 2007 from 12% in Fiscal 2006. The significant increase is principally due to the addition of $1,037,000 to bad debt expense and the inclusion of the Flagship operations for the full year. As operations were ramped up at the three new offices opened in the second half of Fiscal 2006 and at the stand alone Tampa restoration operation, costs increased faster than revenues and had relatively high percentages of direct costs compared to revenues.

We reported a loss from operations of $5.7 million for the current fiscal period compared to income from operations of $2.0 million for the prior fiscal period, a decrease of $7.7 million as a direct result of the factors discussed above.

Interest expense increased to $1,002,000 in 2007 compared to $490,000 in 2006 as a result of increased borrowings and an increase in the prime rate of interest, to which a majority of our borrowings are tied. In Fiscal 2006, the Corporation benefited from lower borrowings as a result of the July 2005 private placement which allowed a reduction in the line of credit borrowings prior to the purchase of the Flagship operation in late August 2005 and very low interest rates in 2006.

Non-cash interest expense for preferred dividends and accretion of the discount relates to the private placement of $5.5 million of redeemable convertible preferred stock in July 2005 and the subsequent issuance of $1.375 million of redeemable convertible preferred stock from the exercise of the over-allotment option. As the preferred shares are mandatorily redeemable, the actual dividend and the accretion of the discount associated with the preferred stock are required to be reflected as interest expense. The current fiscal period had a $2,072,000 expense, which included the actual dividend of $345,000 and the accretion of the discount associated with the preferred stock of $1,727,000. The accretion of the discount included a $1,214,000 charge due to the conversion of 2,203 shares of preferred stock into 2,325,631 shares of our common stock. The unamortized discount on those shares was expensed, as required, at the time of conversion. The prior fiscal period had a $1,119,000 expense, which included the actual dividends of $277,000 and the accretion of the discount associated with the preferred stock of $842,000. The accretion of the discount included a $501,000 charge due to the conversion of 860 shares of preferred stock into 860,000 shares of our common stock. The unamortized discount on those shares was expensed, as required, at the time of conversion.

For the current fiscal year, we recorded a $919,000 non-recurring charge relative to employee fraud at its Seattle office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated fraudulent activities undertaken by one or more former employees. The current year charge includes $222,000 of professional costs incurred as part of the investigation and restatement of our financial statements. The prior fiscal year had a $234,000 non-recurring charge relative to the aforementioned employee fraud.

During the third quarter of Fiscal 2007, we determined that the goodwill related to its Northwestern operation was impaired. Therefore, a non-cash provision of $111,000 was made to reduce the goodwill related to that operation to zero.

During the fourth quarter of Fiscal 2007, we determined that the operating lease for its Phoenix operation was impaired as the office was closed in February 2007. Therefore, a provision of $105,000 was made for the remaining payments due under the operating lease.

Because of our loss before taxes in the current fiscal year, a current tax benefit of $2.6 million was recorded as a result of carrying back the current period's loss to fiscal years ended January 31, 2005 and 2006 thereby generating a refund of both federal and state income taxes. In the previous fiscal year a tax benefit of $261,000 was recorded.

At January 31, 2007 and at January 31, 2006, the Corporation assessed its recent operating history and concluded that recognition of the valuation allowance against deferred income tax assets was not required in either year, therefore the entire valuation allowance of $430,000 was recognized as a deferred tax benefit at the end of both years. In making these evaluations, we concluded that it was more likely than not that the deferred income tax assets would be realized. The deferred benefit for federal income taxes reflects the effect of carrying back the current year's loss to fiscal years ended January 31, 2005 and 2006 thereby generating a refund of federal income taxes previously paid and the realization of a portion of the net operating loss carryforwards for both federal and state purposes and the federal Research & Development Tax Credit.

At January 31, 2007, the Corporation has approximately $3.8 million of net operating loss carryforwards for federal income tax purposes expiring in 2027 and approximately $0.5 million of federal credit carryforwards, primarily Research and Development Tax Credits, expiring from 2022 to 2027.

Year Ended January 31, 2006 Compared to Year Ended January 31, 2005

During Fiscal 2006, our contract revenues increased by 30% to $78.2 million compared to $60.4 million in the year ended January 31, 2005 ("Fiscal 2005"). The increase was partly due to the acquisition of the former Flagship operation, which was included subsequent to its acquisition in late August 2005. Additionally, there was an increase in contract activity at our Charlotte, New York, Los Angeles, Tampa and Ft. Lauderdale offices as compared to the prior fiscal period. The increase was attributable to an increase in volume of work placed under contract and performed by these offices. Both fiscal periods had a significant amount of disaster response revenues.

Our gross margin increased to $11.3 million in Fiscal 2006 compared to $9.8 million in the Fiscal 2005. Gross margin as a percentage of revenue decreased to 14.5% for the current year from 16.2% for the prior year. The increase in gross margin of $1.59 million is due to a higher volume of work performed at a lower gross margin percentage. The current fiscal year had four significant projects totaling $13.5 million in revenue with a total negative gross margin of $0.5 million. These asbestos abatement projects in our New York, Pittsburgh, Los Angeles and Seattle offices encountered unexpected conditions and cost overruns and resulted in the overall lower margin percentage experienced in the current fiscal year.

Selling, general and administrative expenses increased to $9.3 million in the current fiscal year as compared to $6.9 million in the prior fiscal year. This increase was due to personnel and salary increases in the current fiscal year as compared to the prior fiscal year, an overall increase in various operating expenses, the inclusion of the former Flagship operations subsequent to its acquisition in August 2005 and the inclusion of the former Lange operations subsequent to its acquisition in November 2005 and the opening of new offices in New Orleans, LA, Bakersfield, CA and Las Vegas, NV. As a percentage of contract revenues, selling, general and administrative expense increased by 0.5% to 12.0% for the current fiscal period from 11.5% for the prior year fiscal period.

Our reported income from operations of $2.01 million for the Fiscal 2006 compared to income from operations of $2.96 million for Fiscal 2005, decreasing by $0.95 million or 32%, as a direct result of the factors discussed above.

Interest expense increased to $0.49 million in the current year as compared to $0.39 million in the prior year as a result of continual increases in the prime rate of interest, to which a majority of our borrowings are tied and increases in the balance outstanding on the line of credit to fund a higher level of operations.

Interest expense for preferred dividends and accretion of the discount relates to the private placement in July 2005 of $5.5 million of redeemable convertible preferred stock and the subsequent issuance of $1.375 million of redeemable convertible preferred stock from the exercise of the over-allotment option. As the preferred shares are mandatorily redeemable, the actual dividend of $277,000 and the accretion of the discount associated with the preferred stock of $842,000 are required to be reflected as interest expense. The accretion of the discount included a $501,000 charge due to the conversion of 860 shares of preferred stock into 860,000 shares of our common stock. The remaining unamortized discount is required to be expensed at the time of conversion.

The Corporation recorded a $234,000 non-recurring charge relative to an employee fraud at its Seattle office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated suspected fraudulent activities undertaken by one or more former employees.

Our other income for the year ended January 31, 2006 included a $0.05 million gain from our sale of our 50% interest in the IAQ venture, which had been accounted for under the equity method of accounting.

During the year ended January 31, 2006, we had a net income tax benefit of $0.26 million consisting of a $0.32 million provision for current federal income taxes, a $0.11 million for current state income taxes, a $0.58 million benefit for deferred federal income taxes and a $0.11 million benefit for deferred state income taxes. The provision for current federal income taxes reflects the effect of a $0.43 million benefit for the federal Research and Development tax credit which was recently quantified for the income tax returns filed for the years ended January 31, 2002 through January 31, 2006 resulting in the amendment of the aforementioned returns. While we did not pay any federal income taxes for fiscal 2002, 2003 and 2004, the effect of the credit was carried forward to the Fiscal 2006 return, resulting in the utilization of a portion of the credit in the current year. The remainder of approximately $0.29 million will be carried forward to Fiscal 2007.

Additionally, we recognized a $0.43 million deferred federal benefit from the reversal of the valuation allowance against our net deferred tax assets, as we no longer feel that a significant uncertainty exists as to the future realization of those net deferred income tax assets. While we had been profitable since the fiscal year ending January 31, 2003, our federal net operating loss carryforward was only fully utilized in the quarter ended January 31, 2005. As our operations are subject to a high degree of volatility due to the nature of our business we only concluded that the uncertainty had been resolved in the most recent fiscal quarter.

Liquidity and Capital Resources

Fiscal 2007

During Fiscal 2007, we experienced a decrease in cash and cash equivalents of $72,000 as cash and cash equivalents decreased from $230,000 at January 31, 2006 to $158,000 at January 31, 2007. The decrease in cash and cash equivalents in Fiscal 2007 was attributable to $808,000 cash used by operating activities and $812,000 used by investing activities, which were nearly offset by $1,548,000 cash provided by financing activities.

The $808,000 of cash utilized by operating activities consisted primarily of a net loss of $7.2 million adjusted for $2.1 million of non-cash charges: depreciation ($1,049,000), amortization ($786,000), deferred income tax benefit ($2,794,000), accrued interest and dividends on preferred stock ($1,727,000), impairment charges ($216,000), a net increase in allowance for uncollectible accounts ($850,000), and the provision for the cost of stock based compensation ($296,000).

After adjusting for these non-cash charges and credits, the resulting cash basis net loss of $5.0 million, was partially offset by a $4.2 million reduction in the working capital utilized by us which consisted primarily of a reduction in accounts receivable ($1,296,000), an increase in accounts payable ($915,000), a decrease in billing in excess of costs ($1,377,000) and net changes in other current asset and current liability accounts ($604,000) resulting in a net use of $808,000 cash in operating activities.

The $812,000 used in investing activities was primarily related to the purchase of property, plant and equipment.

The $1,548,000 of cash provided by financing activities consisted of net bank borrowings ($2,350,000), proceeds from the exercise of stock options and warrants ($861,000), recording of non-cash preferred stock dividends which accumulate until conversion or maturity ($345,000) reduced by the earnout payments related to the Flagship acquisition ($845,000), and further reduced by insurance premium financing which has been contracted for and will paid out over the next several months ($1,157,000).

Fiscal 2006

During Fiscal 2006, we experienced a decrease in cash and cash equivalents of $0.1 million as cash and cash equivalents decreased from $0.33 million at January 31, 2005 to $0.23 million at January 31, 2006. The decrease in cash and cash equivalents in fiscal 2006 was attributable to cash outflows of $4.1 million from operating activities and $7.1 million from investing activities, which were partially offset by cash provided by financing activities of $11.1 million.

Cash utilized by operating activities totaled $4.1 million during Fiscal 2006. Cash outflows included, a $9.3 million increase in accounts receivable caused by the significant increase in billings, a $0.23 million increase in costs and estimated earnings in excess of billings on uncompleted contracts, a $0.73 million increase in prepaid income taxes, a $0.18 million decrease in billings in excess of costs and estimated earnings on uncompleted contracts, a $0.31 million decrease in current income tax liabilities and a $0.69 million net benefit for deferred income tax, which is non-cash in nature. These cash outflows were partially offset by cash inflows including $0.5 million of net income in the current fiscal period, $0.8 million of preferred stock accretion of the discount on the preferred stock which is non-cash in nature, a $0.28 provision for uncollectible accounts, a $0.95 million decrease in other current assets, a $2.4 million increase in accounts payable, a $1.3 million increase in accrued liabilities related to the timing of payments and $1.09 million of depreciation and amortization.

Investing activities cash outflows included $5.6 million for the acquisition of the Flagship operation in August 2005 and the Lange operation in November 2005, $1.4 million for the purchase of property, plant and equipment, a $0.09 million increase in other assets and a $0.02 million of capital contributions in the IAQ joint venture prior to the sale of its interest by us. These cash outflows were partially offset by $0.06 million of proceeds from the sale of our equity investment in the IAQ joint venture.

Financing activities cash inflows consisted of $7.5 million from the private placement of our common and convertible preferred stock in July 2005 and the subsequent exercise of the over-allotment option provided to preferred stockholders (which was net of $0.84 million of costs associated with the initial private placement and the subsequent exercise of the over-allotment option), $0.3 million of preferred stock dividends which are non-cash in nature, as the dividends on the preferred stock accumulate until conversion or maturity, $3.7 million net borrowing on the line of credit, $0.4 million of proceeds from a equipment line provided by our bank, $0.34 million from the exercise of employee stock options and $0.84 million from the exercise of warrants issued as part of the July 2005 private placement. These cash inflows were partially offset by $1.6 million for the repayment of debt and insurance premium financing and $0.6 million of earnout payments related to the acquisition of businesses acquired in prior years.

Fiscal 2005

During Fiscal 2005, we experienced an increase in cash and cash equivalents of $0.3 million as cash and cash equivalents increased from $0.04 million at January 31, 2004 to $0.33 million at January 31, 2005. The increase in cash and cash equivalents in fiscal 2005 was attributable to cash inflows of $0.96 million from operating activities and of $0.3 million from financing activities partially offset by cash utilized by investing activities of $0.95 million.

Cash inflows from operating activities were generated by net income of $2.2 million, depreciation and amortization of $0.7 million, a $0.2 provision for uncollectible accounts, a $0.9 million increase in other current assets a $0.37 million increase in accounts payable, a $0.77 million increase in billings in excess of costs and estimated earnings on uncompleted contracts, a $0.3 million in current income taxes payable and a $1.3 million increase in accrued liabilities related to the timing of the payments. The cash inflows were partially offset by cash utilizations including a $4.1 million increase in accounts receivable, due to a significantly higher volume of customer billings in the current fiscal year, a $1.6 million increase in costs and estimated earnings in excess of billings on uncompleted contracts and a $0.05 million increase in inventories.

Cash inflows from financing activities of $0.3 million during Fiscal 2005 consisted of $0.45 million from the private placement of the Corporation's common stock (which was net of $0.05 million of costs associated with registering our common stock related to the private placement), $1.2 million from the exercise of warrants issued in connection with the aforementioned private placement and $0.33 million from the exercise of employee stock options. These cash inflows were partially offset by $1.46 million in debt and insurance premium financing and $0.2 million of earnout payments related to the acquisition of businesses acquired in prior years.

Investing activities cash outflows included $0.90 million for the purchase of property, plant and equipment, a $0.015 million additional investment in the IAQ venture and $0.12 million of payments related to the acquisition of businesses completed in the current fiscal year. These cash outflows were partially offset by $0.13 million of proceeds from the sale of fixed assets.

Contractual Obligations

Our contractual obligations at January 31, 2007 are summarized as follows:

Payment due by period

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(Thousands)			
Long-Term Debt Obligations	$11,816	$ 115	$11,509	$ 34	$158
Capital Lease Obligations	667	207	448	12	—
Operating Lease Obligations	2,132	770	1,285	77	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected On Registrant's Balance Sheet Under GAAP	4,275	—	4,275	—	—
Total	$18,890	$1,092	$17,517	$123	$158

The 1-3 year payment due column includes $11.2 million for the line of credit which is due June 6, 2008. The line of credit interest rate is at prime. We rely significantly upon our access to credit facilities in order to operate our business. We expect to be able to maintain our existing line of credit (or to obtain replacement or additional financing) as the current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms, if at all. An inability to maintain an adequate line of credit could result in limitations on our ability to bid for new or renew existing contracts, which could have a material adverse effect on our financial condition and results of operations. It has been the practice of our lending institution to annually extend the maturity date of the line of credit. While we are confident that this will remain the case, there can be no assurance that the lending institution will continue to extend the maturity date of the line of credit annually. In December 2005 our lender approved a temporary $2,000,000 increase in our line of credit to

$13.0 million until June 6, 2006. The increase in the line of credit was required to fund the increase in revenues generated by the hurricane recovery work beginning in the third quarter of fiscal 2006.

The Corporation's Revolving Line of Credit Agreement and subsequent amendments with its bank includes various covenants relating to matters affecting the Corporation including the required annual evaluation of the debt service coverage, debt to net worth, and tangible net worth. At January 31, 2007, we were not in compliance with all of the covenants of our debt agreement. The bank subsequently waived certain covenants and amended the credit agreement in order to enable us retroactively to be in compliance at January 31, 2007.

The 1-3 year payment due column includes $3.8 million for the face value of the Cumulative Convertible Series C Preferred Stock which is due July 1, 2009 unless it has been converted into shares of our common stock plus $462,500 of related accrued but unpaid dividends. On our Balance Sheet at January 31, 2007 the balance of the aforementioned Preferred Stock is $2.55 million as the face amount had been discounted for the beneficial conversion feature and value has been assigned to the warrants that were issued with the Preferred Stock. The Preferred Stock has an 8% coupon, which is payable at maturity in cash or converted into common shares if the preferred stock is converted before maturity. Beginning 120 days following effectiveness of the registration statement we may mandatorily convert the Preferred Shares into shares of Common Stock, if certain conditions are satisfied including, among other things: (a) if the average closing bid price of our Common Stock during any 20 consecutive trading day period is greater than 150% of the conversion price, (b) the Preferred Registration Statement is currently effective, (c) the maximum number of shares of Common Stock issued upon such mandatory conversion does not exceed 100% of the total 5 day trading volume of our Common Stock for the 5 trading day period preceding the mandatory conversion date and (d) no mandatory conversions have occurred in the previous 30 trading days.

In March 2004, we raised $0.5 million from a private placement of our Common Stock to fund general business purposes and our acquisition strategy. In connection with the private placement, we also issued warrants exercisable for an additional 3.5 million shares. The full exercise of these warrants would result in proceeds to us of $4.4 million. During fiscal 2005, warrants for the issuance of 1,500,000 shares of our common stock were exercised resulting in proceeds of $1,200,000 to us. No warrants were exercised in Fiscal 2006.

In July 2005, we raised $7.0 million from a private placement of our Common and Preferred Stock to fund general business purposes and our acquisition strategy. In connection with the private placement, we also issued an over-allotment option to the purchasers of our preferred stock, which allowed them to purchase up to an additional 25% of their original purchase. Between October and December 2005, the over-allotment option was fully exercised resulting in an additional $1.375 million. We also issued warrants exercisable for an additional 3.9 million shares. The full exercise of these warrants would result in proceeds to us of $4.8 million. During fiscal 2006, warrants for the issuance of 391,000 shares of our common stock were exercised resulting in proceeds of $434,000 to us. Additionally, 860 shares of preferred stock were converted into 895,521 shares of common stock. The conversion included the conversion of $35,521 of dividends into 35,521 shares of our common stock.

The rights and preferences of the Preferred Shares are set forth in the Certificate of Designation, Preferences and Rights of Series C Preferred Stock (the "Certificate of Designation"). The Preferred Shares have a face value of $1,000 per share and are convertible at any time at the option of the holder into shares of Common Stock ("Conversion Shares") at the initial conversion price of $1.00 per share (the "Conversion Price"), subject to certain adjustments including (a) stock splits, stock dividends, combinations, reclassifications, mergers, consolidations, sales or transfers of the assets of the Corporation, share exchanges or other similar events, (b) certain anti-dilution adjustments. For a complete description of the terms of the Preferred Shares please see the Certificate of Designation.

Any outstanding shares of preferred stock that have not been converted to common stock at the maturity date of July 1, 2009 are payable in cash along with the related 8% per annum dividend.

We consulted FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Corporation's Own Stock" in accounting for the transaction. The preferred stock has been recorded as a liability after consulting FAS 150.

Although the preferred includes conversion provisions, they were deemed to be non-substantive at the issuance date. Subsequent to the issuance, our stock price rose in part to Hurricane Katrina and the acquisition of the former Flagship operations, and a number of preferred shares were converted to common. Per FAS 150, there is to be no reassessment of the non-substantive feature.

After valuing the warrants for the purchase of our common stock issued with the convertible Preferred Shares, the beneficial conversion contained in the Preferred Shares and the costs associated with the Preferred Stock portion of the financing, the remainder was allocated to the convertible preferred stock. The difference between this initial value and the face value of the Preferred Stock will be accreted back to the Preferred Stock as preferred dividends utilizing an effective interest rate. The accretion period is the shorter of the four-year term of the preferred or until the conversion of the preferred stock. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the accretion of the discount on the preferred stock is classified as interest expense in the Statement of Consolidated Operations.

A cumulative premium (dividend) accrues and is payable with respect to each of the Preferred Shares equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of Common Stock determined by dividing the accrued premium by the Conversion Price or (b) the time of redemption in cash by wire transfer of immediately available funds. For the years ended January 31, 2007 and 2006 the accrued dividend was $345,000 and $277,000, respectively for both the initial private placement in July 2005 and the subsequent exercise of the over-allotment option for additional shares of Preferred Stock. Of the total accrued dividends at January 31, 2007 and 2006 of $345,000 and $277,000, respectively, conversions of Series C Preferred Stock into Common Stock resulted in the conversion of $123,000 and $36,000, respectively of dividends. Therefore, $463,000 and $241,000, respectively of dividends remain accrued at January 31, 2007 and 2006. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the preferred stock dividend is classified as interest expense in the Statement of Consolidated Operations.

In connection with these transactions, the Investor entered into a Registration Rights Agreement with us. Under this agreement, we were required to file within ninety (90) days of closing a registration statement with the U.S. Securities and Exchange Commission for the purpose of registering the resale of the Shares and the Warrant Shares. Our registration statement was declared effective by the U.S. Securities and Exchange Commission on November 21, 2005. We are required to keep the registration statement effective until the earlier of two years from the Closing Date and such time as the remaining Shares and Warrant Shares may be sold under Rule 144 in any three month period, subject to permitted Black-Out Periods (as defined in the Registration Rights Agreement). In the event that the Investor is not permitted to sell its Shares as the registration statement is not effective for any period exceeding a permitted Black-Out Period, then we will be obligated to pay the Investor liquidated damages equal to 12% of the Investor's purchase price per annum. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion/exercise or the shareholders cannot sell their shares due to a blackout event. After assessing the provisions of the registration rights agreements and the related authoritive guidance a $20,000 warrant derivative liability was provided. No gain or loss on the derivative was recorded in the year ended January 31, 2007 and the liability was recorded in accrued liabilities.

On August 25, 2005, pursuant to an Asset Purchase Agreement, (the "Agreement"), we completed the acquisition of certain assets of Flagship Services, Group, Inc., Flagship Reconstruction Partners, Ltd., Flagship Reconstruction Associates — Commercial, Ltd., and Flagship Reconstruction Associates — Residential, Ltd. ("Flagship"), for $5,250,000 in cash paid at closing, a promissory note for $750,000 at an interest rate of 6% due in semi-annual installments of $375,000 plus interest, 236,027 shares of our restricted common stock valued at $250,000 ($1.06 per share), a warrant to purchase up to 250,000 shares of our restricted common stock at an exercise price of $1.00 and a warrant to purchase up to 150,000 shares of our restricted common stock at an exercise price of $1.06. The warrants were valued at $186,000 in the aggregate. The warrants expire five years from the date of closing. The aggregate purchase price of approximately $6.5 million was allocated to the fair value of the assets acquired in accordance with FAS 141 "Business Combinations" with the majority of the purchase consideration allocated to customer relationships, with the remainder allocated to subcontractor relationships, the covenant-not-to-compete, fixed assets acquired and the remainder was allocated to goodwill. The Agreement also includes earnout provisions over the first eighteen-month period commencing on the closing date, pursuant to which we are required to pay 35% of the net earnings of the former Flagship operation in excess of $500,000. At January 31, 2007 and 2006, $93,000 and $492,000, respectively, had been earned and accrued relative to the earn-out agreement

At January 31, 2007, we had approximately $5.6 million of costs and estimated earnings in excess of billings on uncompleted contracts. Included in this amount is approximately $3.1 million of costs related to contracts claims and unapproved change orders. Of the $21.8 million in contracts receivables, approximately $2.6 million of contracts receivable represented items being disputed or litigated. We expect to process change orders or pursue contract claims for atleast the full amount of these costs relative to the aforementioned contracts.

Based upon the current operating plan, we expect that our existing cash balances and cash flows from operations will be sufficient to finance our working capital and capital expenditure requirements through Fiscal 2008. However, if events occur or circumstances change such that we fail to meet our operating plan as expected, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise additional funds through public or private equity or debt financing or from other sources. If additional financing is needed, we can not be assured that such financing will be available on commercially reasonable terms or at all.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The only market risk, as defined, that we are exposed to is interest rate sensitivity. The interest rate on the equipment note and revolving line of credit fluctuate based upon changes in the prime rate. Each 1% change in the prime rate will result in a $118,000 change in borrowing costs based upon the balance outstanding at January 31, 2007. We do not use derivative financial instruments to manage interest rate risk.

Financial Statements and Supplementary Data

Our consolidated financial statements and the report of Malin Bergquist and Company LLP and Parente Randolph LLC are included in this Annual Report beginning on page 24 and are incorporated herein by reference.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

For information regarding the Corporation's change in independent registered public accounting firm from Parente Randolph, LLC to Malin Bergquist & Company, LLP, please refer to the Corporation's Current Reports on Form 8-K filed with the SEC on June 24, 2005 and July 15, 2005. The Corporation has had no disagreements with its independent auditors regarding accounting or financial disclosure matters.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

An internal control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During the review of our consolidated financial statements as of October 31, 2006 and for the three and nine month periods then ended, our external auditors notified our management and Audit Committee of the existence of a "material weakness" in our internal controls related to the monitoring of remote locations. The Corporation's internal control system was designed such that general managers of remote locations had responsibility for authorizing and approving payroll charges for field employees, invoicing of customers, and collection of receivables for jobs originating in their office. This situation provided the opportunity for remote managers to engage in fraudulent activities, including fraudulent billing to customers for work never performed, payment to employees where no actual work was performed, payments received directly by former employees which were deposited in their bank accounts and preparation of supporting documentation and customer invoices submitted to the Corporate office for work that was not performed in order to substantially delay management from identifying the fraud. During the fourth quarter of fiscal 2007, we determined that it was necessary to restate our previously issued financial statements for the year ended January 31, 2006 and the quarters ended April 30, 2006 and July 31, 2006 account for errors in the financial statements related to an employee fraud at our Seattle office. Our internal investigation identified a number of fraudulent activities undertaken by one or more former employees which included fraudulent billing to customers. The nature and magnitude of these possible illegal activities may be significant and may have a material adverse effect on our financial condition and results of operations.

Our Chief Executive Officer and Principal Financial Officer concluded that the material weaknesses cited did compromise the financial reporting process resulting in the restatement of our consolidated financial statements as of January 31, 2006 and for the year then ended. To account for errors in the financial statements related to the employee's fraud at our Seattle office, we restated our previously issued financial statements for the year ended January 31, 2006 and for the quarters ended April 30, 2006 and July 31, 2006.

Our management has discussed this material weakness with the Audit Committee. Our management is taking action to remediate these control deficiencies and has enhanced the monitoring and communication process with each remote location to better monitor branch operations. Specifically, we are requiring that all customer billings be sent to the customer from the corporate office. Additionally, we have enhanced the monitoring and communication process with each remote location to better monitor branch operations and we are investigating improvements to the payroll process relative to the tracking of time worked by our hourly employees. This evaluation of alternative enhancements should be completed in the fourth fiscal quarter of 2007 with implementation projected for the first fiscal quarter of fiscal 2008.

In addition, during their audit of our consolidated financial statements as of January 31, 2007 and for the year then ended, our external auditors notified our management and Audit Committee of the existence of certain "material weaknesses" in our internal controls. The material weaknesses related to the lack of effective monitoring controls over financial reporting. Specifically they noted a general lack of internal review and approval regarding mechanical calculations, journal entries, and disclosure-related schedules resulting in significant adjustments to the financial statements. They also specifically stated the combination of a limited staff with adequate technical expertise and the transitional status of an interim Chief Financial Officer resulted in ineffective oversight and monitoring over the year end financial reporting process. Our Chief Financial Officer resigned suddenly on April 2, 2007, due to health reasons. They also notified us that a Material Weakness exists over the effective monitoring of remote locations. They stated that decentralized structure of the Corporation creates internal control difficulties specifically within the monitoring function. The Corporation has not been able to identify or effectively manage commitments, contingencies and other significant matters.

In response to the identified material weaknesses, management, with oversight from our Audit Committee, is working with our external auditors to improve our control environment and to review, remediate and implement controls and procedures to satisfy the Corporation's requirement to be compliant with the requirements of Sarbanes Oxley by December 31, 2007. In addition, we have hired a new Chief Financial Officer with 18 years of experience in the areas of accounting and finance. We intend to continue our efforts to implement process changes to strengthen our internal controls and monitoring activities.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures Based on their evaluation, our Chief Executive Officer, and Principal Financial Officer, and the Audit Committee have concluded that our disclosure controls and procedures were not effective for the reasons stated above as of the end of the period covered by this Annual Report on Form 10-K with regards to the material weakness related to monitoring of remote locations and the material weaknesses related to the monitoring controls over financial reporting.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

In accordance with SEC Release No. 33-8618, the Corporation will omit the report of the Corporation's management on internal control over financial reporting, and in accordance with current rules plan to file such report in our Annual Report on Form 10-K covering the fiscal year ended January 31, 2008.

(b) Attestation Report of the Registered Public Accounting Firm

In accordance with SEC Release No. 33-8618, the Corporation will omit the attestation report of Malin, Bergquist & Company, LLP on management's assessment of the Corporation's internal control over financial reporting and in accordance with current rules plan to file such attestation in our Annual Report on Form 10-K covering the fiscal year ended January 31, 2009.

(c) Changes in Internal Control Over Financial Reporting

Other than stated above, there was no changes in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected or is reasonable likely to materially affect our internal control over financial reporting. With respect to the material weakness in our internal control over the monitoring of remote locations, the Corporation's internal control system was designed such that general managers of remote locations had responsibility for authorizing and approving payroll charges for field employees, invoicing of customers, and collection of receivables for jobs originating in their office. This situation provided the opportunity for remote managers to defraud the Corporation and substantially delay management from identifying the fraudulent time charges and invoices.

We are now requiring that all customer billings be sent to the customer from the corporate office. Additionally, we have enhanced the monitoring and communication process with each remote location to better monitor branch operations and are investigating improvements to the payroll process relative to the tracking of time worked by our hourly employees. This evaluation of alternative enhancements was completed in the fourth fiscal quarter of Fiscal 2007 with implementation projected for the first fiscal quarter of fiscal 2008.

As a consequence of the monitoring of remote locations material weakness noted above, we are applying other procedures designed to improve the reliability of our financial reporting. While our efforts to remediate this material weakness are ongoing, management believes that the financial statements included in this report are fairly stated in all material respects. We will continue to monitor the effectiveness of our internal control over financial reporting, particularly as it relates to revenue recognition, and will take further actions as deemed appropriate.

In addition, during their audit of our consolidated financial statements as of January 31, 2007 and for the year then ended, our external auditors notified our management and Audit Committee of the existence of a "material weakness" in our internal controls related to the lack of effective monitoring controls over financial reporting. Specifically they noted a general lack of internal review and approval regarding mechanical calculations, journal entries, and disclosure-related schedules resulting in significant adjustments to the financial statements. They also specifically noted that due to the sudden resignation of our Chief Financial Officer on April 2, 2007, the lack of a transition period, the limited staff with adequate technical expertise, and a transitional Chief Financial Officer, the oversight and monitoring controls over the year end financial reporting was less than fully effective.

In response to the identified material weaknesses, management, with oversight from our Audit Committee, is working with our external auditors to improve our control environment and to review, remediate and implement controls and procedures to satisfy the Corporation's requirement to be compliant with the requirements of Sarbanes Oxley by December 31, 2007. In addition, we have hired a new Chief Financial Officer with 18 years of experience in the areas of accounting and finance. We intend to continue our efforts to implement process changes to strengthen our internal controls and monitoring activities.

The following consolidated financial statements and financial statement schedule of the Company and its subsidiaries are included:

All other schedules for PDG Environmental, Inc. and consolidated subsidiaries for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of PDG Environmental, Inc.

We have audited the accompanying consolidated balance sheets of PDG Environmental, Inc. and subsidiaries (the Corporation) as of January 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the Consolidated Financial Statements, the Corporation adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments", effective February 1, 2006.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PDG Environmental, Inc. and subsidiaries as of January 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Malin, Bergquist & Company, LLP

Pittsburgh, Pennsylvania
May 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of PDG Environmental, Inc.

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows of PDG Environmental, Inc. and subsidiaries (the "Corporation) for the year ended January 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PDG Environmental, Inc. and subsidiaries for the year ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Parente Randolph, LLC

Pittsburgh, Pennsylvania
April 15, 2005

CONSOLIDATED BALANCE SHEETS

PDG ENVIRONMENTAL, INC.

	January 31, 2007	January 31, 2006 As restated(1)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 158,000	$ 230,000
Contracts receivable, net of $1,290,000 allowance in 2007 and net of $440,000 allowance in 2006	21,257,000	23,903,000
Costs and estimated earnings in excess of billings on uncompleted contracts	5,607,000	5,174,000
Inventories	553,000	596,000
Prepaid income taxes	271,000	734,000
Deferred income tax asset	915,000	470,000
Other current assets	534,000	131,000
Total Current Assets	29,295,000	31,238,000
Property, Plant and Equipment		
Land	42,000	42,000
Leasehold improvements	241,000	224,000
Furniture and fixtures	236,000	222,000
Vehicles	1,477,000	952,000
Equipment	8,871,000	8,270,000
Buildings	485,000	427,000
	11,352,000	10,137,000
Less: accumulated depreciation	8,795,000	7,838,000
	2,557,000	2,299,000
Intangible Assets, net of accumulated amortization of $1,405,000 in 2007 and $1,012,000 in 2006	5,416,000	6,162,000
Goodwill	2,651,000	2,316,000
Deferred Income Tax Asset	2,565,000	216,000
Contracts Receivable, Non Current	500,000	—
Other Assets	270,000	261,000
Total Assets	$43,254,000	$42,492,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 7,403,000	$ 6,488,000
Billings in excess of costs and estimated earnings on uncompleted contracts	3,421,000	2,044,000
Accrued liabilities	4,007,000	4,494,000
Current portion of long-term debt	322,000	513,000
Total Current Liabilities	15,153,000	13,539,000
Long-Term Debt	12,161,000	9,059,000
Mandatorily redeemable cumulative convertible Series C preferred stock, $1,000 par value, 6,875 shares authorized and issued and 3,812.5 and 6,015 outstanding shares at January 31, 2007 and 2006, respectively (liquidation preference of $4,275,083 at January 31, 2007)	2,550,000	2,803,000
Total Liabilities	29,864,000	25,401,000
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.02 par value, 60,000,000 shares authorized and 21,073,640 and 17,779,123 shares issued and outstanding January 31, 2007 and 2006, respectively	411,000	345,000
Common stock warrants	1,628,000	1,881,000
Paid-in capital	19,245,000	15,582,000
Accumulated deficit	(7,856,000)	(679,000)
Less treasury stock, at cost, 571,510 shares at January 31, 2007 and 2006	(38,000)	(38,000)
Total Stockholders' Equity	13,390,000	17,091,000
Total Liabilities and Stockholders' Equity	$43,254,000	$42,492,000

(1) See Note 18, "Employee Fraud", of the accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

PDG ENVIRONMENTAL, INC.

	For the Years Ended January 31,		
	2007	2006 As restated(1)	2005
Contract Revenues	$74,977,000	$78,181,000	$60,362,000
Contract Costs	67,871,000	66,832,000	50,600,000
Gross Margin	7,106,000	11,349,000	9,762,000
Gain (Loss) on sale of fixed assets	(17,000)	10,000	110,000
Selling, General and Administrative Expenses	12,750,000	9,346,000	6,912,000
Income (Loss) From Operations	(5,661,000)	2,013,000	2,960,000
Other Income (Expense):			
Interest expense	(1,002,000)	(490,000)	(393,000)
Deferred interest expense for preferred dividends	(345,000)	(277,000)	—
Non-cash interest expense for accretion of discount on preferred stock	(1,727,000)	(842,000)	—
Non-recurring charge for employee fraud	(919,000)	(234,000)	—
Non-cash impairment charge for goodwill and operating lease	(216,000)	—	—
Gain on sale of equity investment	—	48,000	—
Equity in income (losses) of equity investment	—	4,000	(15,000)
Interest and other income	17,000	25,000	17,000
	(4,192,000)	(1,766,000)	(391,000)
Income (Loss) Before Income Taxes	(9,853,000)	247,000	2,569,000
Income Tax (Benefit) Provision	(2,676,000)	(261,000)	383,000
Net Income (Loss)	$(7,177,000)	$ 508,000	$ 2,186,000
Earnings Per Common Share — Basic:	$ (0.36)	$ 0.04	$ 0.20
Earnings Per Common Share — Dilutive:	$ (0.36)	$ 0.03	$ 0.19
Average Common Shares Outstanding	19,785,000	14,409,000	10,911,000
Average Dilutive Common Stock Equivalents Outstanding	—	1,797,000	871,000
Average Common Shares and Dilutive Common Stock Equivalents Outstanding	19,785,000	16,206,000	11,782,000

(1) See Note 18, "Employee Fraud", of the accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PDG ENVIRONMENTAL, INC.

	For the Three Years Ended January 31, 2007							
	Preferred Stock Series A	Common Stock	Common Stock Warrant	Paid-in Capital	Deferred Compensation	Treasury Stock	(Deficit) Retained Earnings	Total Stockholders' Equity
Balance at January 31, 2004	$ 14,000	$189,000	$ —	$ 8,111,000	$(6,000)	$(38,000)	$(3,361,000)	$ 4,909,000
Private placement of 1,250,000 shares of Common Stock, net of $51,000 of issuance costs		25,000	287,000	137,000				449,000
Redemption of preferred stock	(14,000)	1,000		13,000			(12,000)	(12,000)
Issuance of 62,500 shares in connection with an acquisition		1,000		58,000				59,000
Issuance of 670,500 shares under Employee Incentive Stock Option Plan		13,000		293,000				306,000
Issuance of 50,000 shares under Non-Employee Director Stock Option Plan		1,000		24,000				25,000
Issuance of 1,500,000 shares from exercise of Stock warrants		30,000	(134,000)	1,304,000				1,200,000
Amortization of stock based compensation					6,000			6,000
Net Income							2,186,000	2,186,000
Balance at January 31, 2005	—	260,000	153,000	9,940,000	—	(38,000)	(1,187,000)	9,128,000
Private placement of 1,666,667 shares of Common Stock and 5,500 shares of Series C Preferred Stock, net of $775,000 of issuance costs		33,000	1,565,000	2,599,000				4,197,000
Exercise of Over-Allotment option for 1,375 shares of Series C Preferred Stock, net of $69,000 of issuance costs			322,000	432,000				754,000
Costs associated with March 2004 private placement				(20,000)				(20,000)
Issuance of 236,027 shares in connection with an acquisition		5,000	186,000	245,000				436,000
Issuance of 657,167 shares under Employee Incentive Stock Option Plan		13,000		316,000				329,000
Issuance of 20,000 shares under Non-Employee Director Stock Option Plan		1,000		6,000				7,000
Employee issuance of 100,000 shares of restricted common stock				12,000				12,000
Issuance of 790,625 shares from exercise of stock warrants		15,000	(345,000)	1,174,000				844,000
Conversion of 860 shares of Series C Preferred Stock Into 895,521 shares of Common Stock, including 35,521 shares of Common Stock from accrued dividends		18,000		878,000				896,000
Net Income(1)							508,000	508,000
Balance at January 31, 2006 As restated(1)	—	345,000	1,881,000	15,582,000	—	(38,000)	(679,000)	17,091,000
Issuance of 301,000 shares under Employee Incentive Stock Option Plan		6,000		160,000				165,000
Issuance of 10,000 shares under Non-Employee Director Stock Option Plan		—		3,000				3,000
Employee issuance of 100,000 shares of restricted common stock				48,000				48,000
Issuance of 618,055 shares from exercise of stock warrants		12,000	(253,000)	933,000				692,000
Conversion of 2,202.5 shares of Series C Preferred Stock Into 2,325,632 shares of Common Stock, including 123,132 shares of Common Stock from accrued dividends		46,000		2,280,000				2,326,000
Compensation expense under SFAS 123		—		222,000				222,000
Costs associated with July 2005 private placement				(6,000)				(6,000)
Issuance of 25,000 shares of restricted stock		1,000		(1,000)				—
Incentive payment paid with 14,830 shares		1,000		24,000				25,000
Net Loss							(7,177,000)	(7,177,000)
Balance at January 31, 2007	$ —	$411,000	$1,628,000	$19,245,000	$ —	$(38,000)	$(7,856,000)	$13,390,000

1) See Note 18, "Employee Fraud", of the accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PDG ENVIRONMENTAL, INC.

	For the Years Ended January 31,		
	2007	2006 (As restated)(1)	2005
Cash Flows From Operating Activities:			
Net income (loss)	$(7,177,000)	$ 508,000	$ 2,186,000
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:			
Depreciation	1,049,000	689,000	537,000
Amortization	786,000	403,000	164,000
Deferred income taxes	(2,794,000)	(686,000)	—
Interest expense for Series C preferred stock accretion of discount	1,727,000	842,000	—
Stock based compensation	296,000	12,000	6,000
Loss (Gain) on sale of fixed assets and equity investment	17,000	(58,000)	(110,000)
Provision for uncollectible accounts	850,000	282,000	200,000
Impairment charge for goodwill	111,000	—	—
Impairment charge for operating lease	105,000	—	—
Equity in (income) losses of equity investment	—	(4,000)	15,000
	(5,030,000)	1,988,000	2,998,000
Changes in Current Assets and Liabilities:			
Accounts receivable	1,296,000	(9,278,000)	(4,057,000)
Costs and estimated earnings in excess of billings on uncompleted contracts	(433,000)	(234,000)	(1,613,000)
Inventories	43,000	5,000	(48,000)
Prepaid income taxes	463,000	734,000	—
Other current assets (Prepaid Insurance)	754,000	945,000	912,000
Accounts payable	915,000	2,363,000	365,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,377,000	(178,000)	773,000
Current income taxes	—	(305,000)	294,000
Accrued liabilities	(193,000)	1,329,000	1,334,000
Total Changes	4,222,000	(6,087,000)	(2,040,000)
Net Cash Provided (Used) by Operating Activities	(808,000)	(4,099,000)	958,000
Cash Flows From Investing Activities:			
Purchase of property, plant and equipment	(812,000)	(1,385,000)	(897,000)
Acquisition of businesses	—	(5,625,000)	(122,000)
Additional investment in joint venture	—	(18,000)	(15,000)
Proceeds from sale of equity investment and fixed assets	49,000	60,000	131,000
Changes in other assets	(49,000)	(93,000)	(44,000)
Net Cash Used by Investing Activities	(812,000)	(7,061,000)	(947,000)
Cash Flows From Financing Activities:			
Dividends paid on Series A preferred stock	—	—	(12,000)
Non-cash Interest expense for Series C preferred dividends	345,000	277,000	—
Proceeds from private placement of common and preferred stock	(6,000)	7,531,000	449,000
Proceeds from debt	2,874,000	4,234,000	—
Proceeds from exercise of stock options and warrants	861,000	1,180,000	1,531,000
Payment of accrued earnout liability	(845,000)	(581,000)	(219,000)
Payment of premium financing	(1,157,000)	(959,000)	(891,000)
Principal payments on debt	(524,000)	(625,000)	(572,000)
Net Cash Provided by Financing Activities	1,548,000	11,057,000	286,000
Net increase (decrease) in cash and cash equivalents	(72,000)	(103,000)	297,000
Cash and cash equivalents, beginning of year	230,000	333,000	36,000
Cash and Cash Equivalents, End of Year	$ 158,000	$ 230,000	$ 333,000
Supplementary disclosure of non-cash Investing and Financing Activity:			
Increase in goodwill and accrued liabilities for earnout liability	$ 442,000	$ 809,000	$ 522,000
Financing of annual insurance premium	$ 1,157,000	$ 959,000	$ 891,000
Non-cash consideration paid for acquisition of business (See Note 13)	$ —	$ 1,186,000	$ —
Non-cash purchase of fixed assets finance through capital leases	$ 561,000	$	$

(1) See Note 18, "Employee Fraud", of the accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PDG ENVIRONMENTAL, INC.
For the Three Years Ended January 31, 2007

NOTE 1 — NATURE OF BUSINESS

PDG Environmental, Inc. (the "Corporation") is a holding Corporation which, through its wholly-owned operating subsidiaries, provides environmental and specialty contracting services including asbestos and lead abatement, insulation, microbial remediation, emergency response and restoration, loss mitigation and reconstruction, demolition and related services.

The Corporation provides these services to a diversified customer base located throughout the United States. The Corporation's business activities are conducted in a single business segment — Environmental Services. Services are generally performed under the terms of fixed price contracts or time and materials contracts with a duration of less than one year, although larger projects may require two or more years to complete. The Corporation primarily operates in the North Eastern, Southern, and Western portions of the United States.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Corporation to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities, and the reported amounts of revenue and expenses. The Corporation believes the most significant estimates and assumptions are associated with revenue recognition on construction contracts, valuation of acquired intangibles and valuation of contracts receivable, income taxes, stock based compensation and contingencies. If the underlying estimates and assumptions upon which the financial statements are based change in the future, actual amounts may differ from those included in the accompanying consolidated financial statements.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated in consolidation.

Revenues and Cost Recognition:

Revenues from fixed price and modified fixed price contracts are recognized on the percentage-of-completion method, measured by the relationship of total cost incurred to total estimated contract costs (cost-to-cost method). Revenues from time and materials contracts are recognized as services are performed. It is the Corporation's policy to combine like contracts from the same owner for the purposes of revenue recognition.

Contract costs include direct labor, material and subcontractor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, depreciation, repairs and insurance. Selling, general and administrative costs are charged to expense as incurred. Bidding and proposal costs are also recognized as an expense in the period in which such amounts are incurred. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that the Corporation seeks to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs incurred by the Corporation. Recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. The Corporation must determine if:

- there is a legal basis for the claim;
- the additional costs were caused by circumstances that were unforeseen by the Corporation and are not the result of deficiencies in our performance;
- the costs are identifiable or determinable and are reasonable in view of the work performed; and
- the evidence supporting the claim is objective and verifiable.

If all of these requirements are met, revenue from a claim is recorded only to the extent that the Corporation has incurred costs relating to the claim.

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

Costs and estimated earnings in excess of billings on uncompleted contracts reflected in the consolidated balance sheets arise when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in costs and estimated earnings on uncompleted contracts are amounts the Corporation seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the construction costs incurred in connection with claim amounts. Claims and unapproved change orders made by the Corporation involve negotiation and, in certain cases, litigation. In the event that litigation costs are incurred by us in connection with claims or unapproved change orders, such litigation costs are expensed as incurred although the Corporation may seek to recover these costs. The Corporation believes that it has an established legal basis for pursuing recovery of these recorded unapproved change orders and claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims and unapproved change orders may be made in the near-term. If the Corporation does not successfully resolve these matters, a net expense (recorded as a reduction in revenues), may be required, in addition to amounts that have been previously provided for. Claims against the Corporation are recognized when a loss is considered probable and amounts are reasonably determinable.

Cash and Cash Equivalents:

Cash and cash equivalents consist principally of currency on hand, demand deposits at commercial banks, and liquid investment funds having a maturity of three months or less at the time of purchase. The Corporation maintains demand and money market accounts at several domestic banks. From time to time, account balances may exceed the maximum available Federal Deposit Insurance Corporation coverage. As of January 31, 2007 account balances exceeded the maximum available coverage.

Contracts Receivables and Allowance for Uncollectible Accounts

Contract receivables are recorded when invoices are issued and are presented in the balance sheet net of the allowance for uncollectible accounts. Contract receivables are written off when they are determined to be uncollectible. The allowance for uncollectible accounts is estimated based on the Corporation's historic losses, the existing economic conditions in the construction industry and the financial stability of its customers.

Payments for services are normally due within 30 days of billing, although alternate terms may be included in contracts or letters of engagement as agreed upon by the Corporation and the customer. Accounts receivable are not normally collateralized. The Corporation does not routinely charge interest on past due accounts receivable. As of January 31, 2006 and 2007, the Corporation's risk of loss for contracts receivable was limited to the amounts recorded on the Consolidated Balance Sheets as of those dates. Specific allowances for particular accounts receivable are recorded when circumstances indicate collection is doubtful. A general allowance for all accounts receivable based on risk related to the volume and age of all other accounts receivable is recorded to provide for unforeseen circumstances. Bad debt expense is reflected in other selling, general and administrative expenses on the Consolidated Statements of Operations when allowances on accounts receivable are increased or when accounts written off exceed available allowances.

Inventories:

Inventories consisting of materials and supplies used in the completion of contracts are stated at the lower of cost (on a first-in, first-out basis) or market.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the improvements. The estimated useful lives of the related assets are generally three to thirty years. Equipment, which comprised the majority of the Corporation's fixed assets are primarily depreciated over three to five-year lives. Depreciation expense totaled $1,049,000 and $689,000 in 2007 and 2006 respectively.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. In accordance with Statement No. 142 "Goodwill and Other Intangible Assets" goodwill is reviewed at least annually for impairment. Unless circumstances otherwise dictate, annual impairment testing is performed in the fourth quarter.

Income Taxes:

The Corporation provides for income taxes under the liability method as required by SFAS No. 109.

Deferred income taxes result from timing differences arising between financial and income tax reporting due to the deductibility of certain expenses in different periods for financial reporting and income tax purposes.

The Corporation files a consolidated Federal Income tax return. Accordingly, federal income taxes are provided on the taxable income, if any, of the consolidated group. State income taxes are provided on a separate company basis.

Stock Based Compensation

We account for stock-based awards under SFAS 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The fair value of stock options is determined using the Black-Scholes valuation model. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Fair Value of Financial Instruments

As of January 31, 2007, the carrying value of cash and cash equivalents, contract receivables, accounts payable and notes payable and current maturities of long-term debt approximated fair value because of their short maturity.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective in the first quarter of 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Corporation is currently evaluating the related impact and has yet to determine whether the adoption of FIN 48 will have a material effect on the Corporation's results of operations, cash flows, or financial condition.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both the balance sheet and income statement approach when quantifying a misstatement. SAB 108 is effective for the Corporation's fiscal year ending January 31, 2007. The adoption of SAB 108 did not have a material effect on the Corporation's results of operations, cash flows, or financial condition.

On February 15, 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115." This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by Statement 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of the Corporation's fiscal 2009 (February 1, 2008). Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We do not anticipate that the adoption of FASB Statement 159 will have a material effect on the Corporation's results of operations, cash flows, or financial condition.

NOTE 4 — CONTRACTS RECEIVABLE

At January 31, 2007 and 2006, contract receivables consist of the following:

	2007	2006 (As restated)
Billed completed contracts	$13,989,000	$12,003,000
Contracts in Progress	9,058,000	12,340,000
	23,047,000	24,343,000
Less allowance for Uncollectible Accounts	(1,290,000)	(440,000)
Net Contracts Receivables	$21,757,000	$23,903,000

Contracts receivable at January 31, 2007 and 2006 include $1,603,000 and $2,474,000, respectively, of retainage receivables. At January 31, 2007, a portion of the retainage receivable balance, $500,000, has been classified as non-current because the Corporation does not anticipate realizing the amount within the normal operating cycle. For the years ended January 31, 2007 one customer, a military base on the Gulf coast, represented 13% of the Corporation's consolidated revenues. For the year ended January 31, 2006, no customer accounted for more than 10% of the Corporation's consolidated revenues.

At January 31, 2007 and 2006, contracts receivable included $4,954,000 and $4,017,000, respectively, of billings which have been billed to the customer more than one hundred twenty days prior to the respective year-end. The Corporation continuously reviews the creditworthiness of customers and, when feasible, requests collateral to secure the performance of services.

At January 31, 2007 and 2006, approximately $1,290,000 and $440,000 were included as allowance for doubtful accounts.

NOTE 5 — COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Details related to contract activity are as follows:

	January 31, 2007	January 31, 2006 (As restated)
Revenues earned on uncompleted contracts	$65,960,000	$61,062,000
Less: billings to date	63,774,000	57,932,000
Net Under Billings	$ 2,186,000	$ 3,130,000

Included in the accompanying consolidated balance sheets under the following captions:

	January 31, 2007	January 31, 2006 (As restated)
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 5,607,000	$ 5,174,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,421,000)	(2,044,000)
Net Under Billings	$ 2,186,000	$ 3,130,000

At January 31, 2007, the Corporation had approximately $5.6 million of costs and estimated earnings in excess of billings on uncompleted contracts. Included in this amount is approximately $3.1 million of costs related to contract claims and unapproved change orders. Of the $21.8 million in contracts receivable, approximately

$2.6 million of contracts receivable represent disputed or litigated items. The Corporation expects to process change orders or pursue contract claims for at least the full amount of these costs relative to the aforementioned contracts.

Accounts payable include amounts due to subcontractors totaling approximately $680,000 as of January 31, 2007. The retainage portion (pending completion and customer acceptance of certain jobs) is approximately $240,000 as of January 31, 2007.

During the year ended January 31, 2007, a $470,000 decrease in revenue and margin was recorded for a change in the estimated recovery from a contract claim in our Seattle office. During 2007, $500,000 of revenue and margin on a significant contract in claim status was written off.

During the year ended January 31, 2006, the Corporation increased the estimated contract costs and reduced the estimated contract margin by $1.8 million on a large longer-term contract. This resulted in negative margin of $641,000 being recorded in fiscal 2006 relative to that contract.

NOTE 6 — ACCRUED LIABILITIES

Accrued liabilities are as follows:

	January 31,	
	2007	2006 (As restated)
Wages, commissions, bonuses and withholdings	$2,591,000	$2,077,000
Accrued union and fringe benefits	309,000	969,000
Additional acquisition consideration	281,000	680,000
Contractor's finders fees	361,000	307,000
Other	465,000	461,000
Total Accrued Liabilities	$4,007,000	$4,494,000

Subsequent to January 31, 2007, the Phoenix office was closed due to lack of acceptable performance. Included in Accrued Liabilities-Other is a $105,000 provision to accrue a future non-cancellable lease obligation. This charge is included in "Non cash impairment for goodwill and operating lease" in the Consolidated Statement of Operations.

NOTE 7 — LONG-TERM DEBT

Long-term debt of the Corporation less amounts due within one year is as follows:

	January 31, 2007	January 31, 2006 (As restated)
Term loan due in monthly installments of $4,095 including interest at 7.75% due in August 2015	$ 277,000	$ 300,000
Equipment note due in monthly installments of $9,624 including interest at 7.25%, due in August 2009	269,000	361,000
Revolving line of credit expiring on June 6, 2008 and bearing interest at the prime rate	11,270,000	8,400,000
Equipment financed under capital leases, due in monthly installments of $10,486 including interest at 8.5% to 13%, due July 2011	366,000	136,000
Vehicles financed under capital leases, due in monthly installments of $9,661 including interest at 3% to 6%, due May 2012	301,000	—
Term note payable to the former shareholder of Flagship Restoration with interest at 6%, due August 25, 2006	—	375,000
	12,483,000	9,572,000
Less amount due within one year	322,000	513,000
	$12,161,000	$9,059,000

The cost and accumulated depreciation of equipment under capital lease obligations at January 31, 2007 is approximately $656,000 and $59,000, respectively. The cost and accumulated depreciation of vehicles under capital lease obligations at January 31, 2007 is approximately $594,000 and $293,000, respectively. The current portion of the total capital lease obligations is $207,000 at January 31, 2007.

The line of credit, equipment note and commitment for future equipment financing are at an interest rate of prime plus 1% with financial covenant incentives which may reduce the interest rate to either prime plus 1/2% or prime (at January 31, 2007 prime was 8.25%). The mortgage is at an interest rate of 9.15% fixed for three years and is then adjusted to 2.75% above the 3-year Treasury Index every three years.

On May 18, 2005 Sky Bank permanently increased the line of credit to $8 million and extended the maturity date to June 6, 2007. Additionally, the interest rate on the line of credit was lowered to prime plus ¼%.

On September 8, 2005 Sky Bank permanently increased the line of credit to $11 million. Additionally, the interest rate on the line of credit may be lowered from the current prime plus ¼% rate to a London Interbank Offer Rate ("LIBOR") based pricing upon the attainment of certain operating leverage ratio. The initial LIBOR rate would be LIBOR plus 2.75% but would decrease to LIBOR plus 2.25% upon the attainment of improved operating leverage ratios.

In May 2005 Sky Bank also approved an equipment financing note of a maximum of $400,000 with a four year term.and a 7.25% interest rate. As of January 31, 2006, the note had been fully utilized financing equipment.

On December 22, 2005 Sky Bank increased the amount available under the base line of credit from $11 million to $13 million via a temporary increase in the line of credit. The temporary increase expires on June 6, 2006 and reverts to $11 million of availability.

On May 10, 2006 Sky Bank approved an increase to the line of credit to $15 million and extended the maturity date to June 6, 2008. Additionally, the interest rate on the line of credit was lowered to prime.

At January 31, 2007 the line of credit available was approximately $13.3 million. This amount is based upon the borrowing base calculation which is a factor of qualified contracts receivable and a percentage of qualified inventory. On January 31, 2007, the balance on the line of credit was $11,270,000 with an unused availability of $2,063,000.

Sky Bank holds a blanket security interest in the assets of the Corporation.

Maturity requirements on long-term debt and capital lease obligations are $322,000 in fiscal 2008, $11,602,000 in fiscal 2009, $264,000 in fiscal 2010, $91,000 in fiscal 2011, $46,000 in fiscal 2012 and $158,000 thereafter.

The Corporation paid approximately $1,002,000, $490,000 and $405,000 for interest costs during the years ended January 31, 2007, 2006 and 2005, respectively.

The Corporation has not historically declared or paid dividends with respect to the common stock. The Corporation's ability to pay dividends is prohibited due to limitations imposed by the aforementioned banking agreement, which requires the prior consent of the bank before dividends are declared. Additionally, the private placement of preferred stock in July 2005 contained restrictions on the payment of dividends on the Corporation's common stock until the majority of the preferred stock has been converted or redeemed.

The Sky Bank Revolving Line of Credit Agreement and subsequent amendments include various covenants relating to matters affecting the Corporation including the annual required evaluation of the debt service coverage, debt to worth, and the tangible net worth. The Corporation did not meet the covenant requirements as of January 31, 2007. Subsequent to year end, Sky Bank amended certain covenants which retroactively enabled the Corporation to be in compliance with their loan covenants at January 31, 2007. As part of the amendment the interest rate was increased to prime plus 1%.

NOTE 8 — INCOME TAXES

Significant components of the provision for income taxes are as follows:

	For the Years Ended January 31,		
	2007	2006 (As restated)	2005
Current:			
Federal	$ 107,000	$ 319,000	$178,000
State	11,000	106,000	205,000
	118,000	425,000	383,000
Deferred:			
Federal	(2,532,000)	(580,000)	—
State	(262,000)	(106,000)	—
	(2,794,000)	(686,000)	—
Total income tax (benefit) provision	$(2,676,000)	$(261,000)	$383,000

The reconciliation of income tax computed at the federal statutory rates to income tax expense is as follows:

	For the Years Ended January 31,		
	2007	2006 (As restated)	2005
Tax at statutory rate	$(3,448,000)	$ 84,000	$ 873,000
State income taxes, net of federal tax benefit	(356,000)	70,000	135,000
Research and Development and Minimum Tax Credits	(180,000)	(393,000)	—
Non-deductible preferred stock dividend and accretion	800,000	380,000	—
Non-deductible stock option expense	—	—	—
Manufacturing deduction	—	(11,000)	—
Correction of Prior Period Tax Matters	413,000	—	—
Other	95,000	39,000	20,000
Change in valuation allowance	—	(430,000)	(645,000)
	$(2,676,000)	$(261,000)	$ 383,000

The significant components of the Corporation's deferred tax assets as of January 31, 2007 and 2006 are as follows:

	January 31,	
	2007	2006 (As restated)
Deferred tax assets:		
Book over tax amortization	$ 327,000	$359,000
Allowance for doubtful accounts	498,000	176,000
Prospective refunds of federal income taxes	587,000	—
Net operating loss carryforwards	1,595,000	—
Research and Development and Alternative Tax Credit carryforwards	185,000	286,000
Accrued Liabilities	289,000	—
Other	127,000	8,000
Gross deferred tax assets	3,608,000	829,000
Deferred tax liabilities:		
Tax over book depreciation	128,000	143,000
Gross deferred tax liabilities	128,000	143,000
Valuation allowance for deferred tax assets	—	—
Net deferred tax assets	$3,480,000	$686,000

The Corporation's deferred tax assets are classified as follows:

	January 31,	
	2007	2006 (As restated)
Current asset	$ 915,000	$470,000
Long term asset	2,565,000	216,000
Net deferred tax assets (liabilities)	$3,480,000	$686,000

At January 31, 2007, it was determined that the recognition of deferred income tax assets would be appropriate as it is more likely than not that all of the deferred tax assets would be realized. Therefore a valuation allowance reserve is not necessary at this time.

At January 31, 2006 the Corporation assessed its recent operating history and concluded that recognition of the valuation allowance provided at January 31, 2005 was not required, therefore the entire valuation allowance of $430,000 was recognized as a deferred tax benefit at January 31, 2006. The valuation allowance had been provided at January 31, 2005 and in prior years to reduce the Corporation's deferred tax assets to the amount that is more likely than not to be realized. Due to our history of varied earnings and losses at January 31, 2005, the Corporation recorded a full valuation allowance against the Corporation's net deferred tax assets.

All goodwill generated in fiscal 2007 and 2006 is deductible.

At January 31, 2007, the Corporation has approximately $3.8 million of net operating loss carryforwards for federal income tax purposes expiring in 2027 and approximately $0.5 million of federal credit carryforwards, primarily Research and Development Tax Credits, expiring from 2022 to 2027.

The Corporation paid approximately $130,000, $1,251,000 and $60,000 for federal and state income and franchise taxes during the years ended January 31, 2007, 2006 and 2005, respectively. During the year ended January 31, 2007, the Corporation received a $400,000 refund of federal income tax payments made in the prior fiscal year. Subsequent to January 31, 2007 an additional $96,000 refund of federal income tax payments made in the prior fiscal year was received.

NOTE 9 — NOTES RECEIVABLE — OFFICERS

At January 31, 2007 and 2006, the Corporation had approximately $132,000 in notes receivable from its employees in the form of personal loans, which are due on demand. A breakdown of the notes receivable balance at January 31, 2007 by executive officer is as follows: John C. Regan, Chairman -$95,000 of principal and $55,000 of related accrued interest. Two other individuals owe the remaining $37,000. The notes and related accrued interest receivable are classified at January 31, 2007 and 2006 as Other Assets.

NOTE 10 — COMPENSATION PLANS

In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment" ("SFAS 123R"), a revision to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), and superseding APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and all unvested stock options outstanding as of the effective date. The Corporation adopted the provision of the Statement effective February 1, 2006 using the "modified prospective transition" method.

Prior to the adoption of SFAS 123R, the Corporation had elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Prior to the adoption of SFAS 123R, the Corporation disclosed pro forma information recording the fair value of stock based compensation and accounted for stock based compensation plans under the intrinsic value method established by APB 25 as previously permitted under SFAS 123.

Under APB 25, when the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

The Corporation maintains a qualified Incentive Stock Option Plan (the "Plan"), which provides for the grant of incentive options to purchase an aggregate of up to 5,000,000 shares of the common stock of the Corporation to certain officers and employees of the Corporation and its subsidiaries. All options granted have 10-year terms.

No options were granted under the plan in fiscal year 2007.

In fiscal year 2006, options to purchase 815,500 shares of the Corporation's common stock were granted under the Plan. In March 2005, 250,500 discretionary options were issued related to the achievement of goals relative to fiscal 2005 and vested on the grant date. In August 2005, options to purchase 470,000 shares of the Corporation's common stock were issued to the former employees of Flagship upon the acquisition of Flagship by the Corporation. These options vest to the holder upon the passage of time. In January 2006, options to purchase 95,000 of the Corporation's common stock were issued during fiscal 2006 upon the change in responsibilities for certain employees. These options vest upon the passage of time.

In December 2005, options to purchase 380,500 shares of the Corporation's common stock, subject to cliff-vesting from January 31, 2009 and January 31, 2013 at exercise prices from $0.19 per share to $0.96 per share, were currently vested to reward employees for their efforts during fiscal 2006 and to recognize that there are currently no additional options available to be granted until the next annual shareholders meeting in fiscal 2007.

The Corporation also maintains the 1990 Stock Option Plan for Employee Directors (the "Employee Directors Plan"), which provides for the grant of options to purchase an aggregate of up to 500,000 shares of the Corporation's common stock. Options to purchase 250,000 and 50,000 shares of the Corporation's common stock at an exercise price of $1.52 per shares and $0.65 per share, respectively, have been granted under the Employee Director Plan. At January 31, 2007 all of the options granted under the Employee Directors Plan were exercisable.

The 1990 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan") provides for the grant of options to purchase an aggregate of up to 600,000 shares of the Corporation's common stock. At January 31, 2007, all of the 410,250 outstanding options granted under the Non-Employee Directors Plan were exercisable at prices ranging from $0.26 per share to $2.23 per share. Options for 40,000 shares at an exercise price of $1.47 were granted during the current year. The options vested immediately at the date of the grant. During fiscal 2007, options to purchase 10,000 shares of the Corporation's common stock at exercise price of $0.36 per share were exercised, resulting in proceeds of $3,600 to the Corporation. During fiscal 2006, options to purchase 20,000 shares of the Corporation's common stock at exercise prices ranging from $0.26 to $0.43 per share were exercised, resulting in proceeds of $9,600 to the Corporation. During fiscal 2005, options to purchase 50,000 shares of the Corporation's common stock at exercise prices ranging from $0.26 to $0.77 per share were exercised, resulting in proceeds of $25,200 to the Corporation.

In fiscal 2006, 100,000 shares of restricted stock were issued to an employee upon the execution of an employment agreement. The agreement provides that the shares vest ratably over the four-year term of the agreement; therefore, compensation expense ($48,000 per annum) is being recognized ratably over the vesting period.

The following table summarizes information with respect to the Plan for the three years ended January 31, 2007:

	Weighted Average Exercise Price	Number of Shares	Option Price Range per Share
Outstanding at January 31, 2004	$0.46	2,946,534	$0.19 - $0.87
Forfeited — Reusable	$0.33	(47,500)	$0.19 - $0.87
Exercised	$0.19	(670,500)	$0.19 - $0.87
Outstanding at January 31, 2005	$0.46	2,228,534	$0.19 - $0.87
Granted	$1.21	815,500	$1.00 - $1.82
Forfeited — Reusable	$0.40	(78,250)	$0.19 - $0.87
Exercised	$0.50	(657,167)	$0.19 - $1.38
Outstanding at January 31, 2006	**$0.73**	**2,308,617**	**$0.19 - $1.82**
Forfeited — Reusable	$0.44	(84,000)	$0.19 - $0.87
Exercised	$0.55	(301,000)	$0.19 - $1.38
Outstanding at January 31, 2007	**$0.76**	**1,923,617**	**$0.19 - $1.82**
Exercisable at January 31, 2007	**$0.68**	**1,473,167**	**$0.19 - $1.82**

At January 31, 2006 and 2005, 1,589,167 and 1,455,334 options were exercisable at a weighted average exercise price of $0.61 and $0.46, respectively.

At January 31, 2007 the Corporation's outstanding options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.37	725,117	3.41
$0.50 to $1.00	$0.85	932,500	6.00
$1.00 to $1.50	$1.38	171,000	8.10
$1.50 to $2.00	$1.82	95,000	8.92
Total	$0.76	1,923,617	5.35

At January 31, 2007 the Corporation's vested options relative to the Plan are as follows by exercise price range:

Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life
$0.00 to $0.50	$0.37	689,667	3.31
$0.50 to $1.00	$0.76	577,500	4.46
$1.00 to $1.50	$1.38	171,000	8.10
$1.50 to $2.00	$1.82	35,000	8.92
Total	$0.68	1,473,167	4.45

A total of 450,450 non-vested stock options were outstanding as of January 31, 2007, with 150,000 scheduled to vest in 2008, $145,000 in 2009, $126,500 in 2010, $12,450 in 2011 and $16,500 in 2012 unless forfeited earlier.

The corporation utilizes a closed-form model (Black-Scholes) to estimate the fair value of stock option grants on the dates of the grant. The following tables include information regarding assumptions for 2007 grants under the corporation's stock option plans and the weighted average fair values of options granted from 2005 through 2007.

Risk Free Interest Rate	5.0%
Expected Dividend Yield	0.0%
Expected Life of Options	10 years
Expected Volatility Rate	101.64%
Options originally issued at or above market:	
Weighted average fair value of options granted during 2005	—
Weighted average fair value of options granted during 2006	$ 1.05
Weighted average fair value of options granted during 2007	$ 1.38

Compensation expense for the fair value of share-based payment arrangements was $222,000 for 2007. Based on estimates for outstanding non-vested options as of January 31, 2007, the corporation anticipates future expense will be recognized of $167,000 during 2008, $150,000 during 2009, $108,000 during 2010, and $64,000 during 2011.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Corporation had accounted for its employee stock options under the fair value method of that Statement for fiscal 2006 and fiscal 2005. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2006 and 2005: risk-free interest rates of 6%, 4% and 4% in fiscal 2006 and 2005, respectively; dividend yield of 0%; volatility factors of the expected market price of the Corporation's common stock of 0.71 and 0.94 in fiscal 2006 and 2005, respectively; and a weighted-average expected life of the option of 8 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Corporation's pro forma information follows:

Fiscal	Fiscal 06 (As restated)	Fiscal 05
Net income, as reported	$ 508,000	$2,186,000
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards net of related tax effects of $290,000 and $-0- for 2006 and 2005	(538,000)	(69,000)
Pro forma net income (loss)	$ (30,000)	$2,117,000
Earnings per share:		
Basic-as reported	$ 0.04	$ 0.20
Basic-pro forma	$ 0.00	$ 0.19
Diluted-as reported	$ 0.03	$ 0.19
Diluted-pro forma	$ 0.00	$ 0.18

The following table summarizes information with respect to non-qualified stock options for the three years ended January 31, 2007:

	Number of Shares	Option Price Range per Share
Outstanding and Exercisable at January 31, 2004	10,000	$0.65
No Activity	—	—
Outstanding and Exercisable at January 31, 2005	10,000	$0.65
No Activity	—	—
Outstanding and Exercisable at January 31, 2006	10,000	$0.65
No Activity	—	—
Outstanding and Exercisable at January 31, 2007	10,000	$0.65

NOTE 11 — PRIVATE PLACEMENT OF SECURITIES — JULY 2005

Common Private Placement

Securities Purchase Agreement

On July 1, 2005, the Corporation executed a securities purchase agreement (the "Common Purchase Agreement") with various institutional and accredited investors (the "Common Investors") pursuant to which it agreed to sell in a private placement transaction (the "Common Private Placement") for an aggregate purchase price of $1,500,000 (a) 1,666,667 shares of the Corporation's Common Stock, par value $0.02 per share (the "Common Shares"), (b) warrants to purchase 416,667 shares of the Corporation's Common Stock at an exercise price of $1.11 per share ("First Common Offering Warrants") and (c) warrants to purchase 416,667 shares of the Corporation's Common Stock at an exercise price of $1.33 per share ("Second Common Offering Warrants" and, together with the First Common Offering Warrants, the "Common Offering Warrants"). The $0.90 purchase price per share for the Common Shares approximately represents 80% of the average of the daily volume weighted average price of the Common Stock for the 20 day period prior to the execution of the Common Purchase Agreement. The Corporation closed the Common Private Placement on July 6, 2005. On November 21, 2005 the Corporation's registration statement covering the common stock, the common stock to be received upon the conversion of the preferred stock and the common stock to be received upon the exercise of the warrants for common stock was declared effective by the U.S. Securities and Exchange Commission.

Common Warrants

The First Common Offering Warrants issued to each Common Investor provide such Common Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of Common Shares purchased by such Common Investor in the Common Private Placement at an exercise price of $1.11 per share. The First Common Offering Warrants contain a cashless exercise provision, whereby if at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Warrant Holder, then the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The First Common Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of the Corporation's securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's Common Stock. If the First Common Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $462,500.

The Second Common Offering Warrant issued to each Common Investors provides such Common Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of Common Shares purchased by such Common Investor in the Common Private Placement at an exercise price of $1.33 per share. The Second Common Offering Warrants contain a cashless exercise provision, whereby if at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Warrant Holder, then the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The Second Common Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of Corporation's securities for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the Second Common Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $554,167.

The net proceeds to the Corporation from the offering, after costs associated with the Common Stock portion of the offering, of $1,349,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $360,000.

Preferred Private Placement

Securities Purchase Agreement

On July 1, 2005, the Corporation executed a securities purchase agreement ("Preferred Purchase Agreement") with various institutional and accredited investors (the "Preferred Investors") pursuant to which it agreed to sell in a private placement transaction (the "Preferred Private Placement") for an aggregate purchase price of $5,500,000 (a) 5,500 shares of the Corporation's Series C Convertible Preferred Stock, stated value $1,000 per share (the "Preferred Shares"), (b) warrants to purchase 1,375,000 shares of the Corporation's Common Stock at an exercise price of $1.11 per share ("First Preferred Offering Warrants"), (c) warrants to purchase 1,375,000 shares of the Corporation's Common Stock at an exercise price of $1.33 per share ("Second Preferred Offering Warrants" and, together with the First Preferred Offering Warrants," the "Preferred Offering Warrants") and (d) warrants ("Over-Allotment Warrants") to purchase (1) up to 1,375 shares of Series C Preferred Stock (the "Additional Preferred Shares"), (2) warrants to purchase up to 343,750 shares of Common Stock at $1.11 per share ("First Additional Warrants") and (3) warrants to purchase up to 343,750 shares of Common Stock at $1.33 per share ("Second Additional Warrants" and, together with the First Additional Warrants, the "Additional Warrants"). The Preferred Private Placement closed on July 6, 2005.

On September 30, 2005, the Corporation's shareholders approved to the Corporation's Certificate of Incorporation to increase by 30 million the number of authorized shares of $0.02 par value common stock to a total of 60 million common shares. Subject to certain permitted issuances under the Preferred Purchase Agreement, the Corporation is also restricted from issuing additional securities for a period of six (6) months following the effective date of the Preferred Registration Statement without the prior written consent from the holders of the Preferred Shares.

All shares of the Series C Preferred Stock shall rank superior to the Corporation's Common Stock, and any class or series of capital stock of the Corporation hereafter creates.

Preferred Warrants

The First Preferred Offering Warrants issued to each Preferred Investor provide such Preferred Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of shares of Common Stock issuable upon the conversion of the Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.11 per share. The First Preferred Offering Warrants contain a cashless exercise provision, whereby at any time the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The First Preferred Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of Common Stock for consideration below the exercise price and pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the First Preferred Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $1,526,250.

The Second Preferred Offering Warrants issued to each Preferred Investor provide such Preferred Investor the right to purchase shares of the Corporation's Common Stock, in aggregate, up to an additional 25% of the total number of shares of Common Stock issuable upon the conversion of the Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.33 per share. The Second Preferred Offering Warrants contain a cashless exercise provision, whereby at any time the Warrant may also be exercised at such time by means of a "cashless exercise" in which the Warrant Holder shall be entitled to receive common shares for the number of Warrant Shares equal to the appreciation in the warrant above the exercise price at the time of the exercise. The Second Preferred Offering Warrants expire five years from the date of issuance and contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of the Corporation's capital stock, issuances of the Corporation's securities for consideration below the exercise price as well as pro rata distributions of cash, property, assets or securities to holders of the Corporation's common stock. If the Second Preferred Offering Warrants are exercised in full in cash, the Corporation would receive upon such exercise aggregate proceeds of $1,828,750.

The net proceeds to the Corporation from the offering, after costs associated with the Preferred Stock portion of the offering, of $4,877,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $1,204,000.

Terms of the Preferred Stock

The rights and preferences of the Preferred Shares are set forth in the Certificate of Designation, Preferences and Rights of Series C Preferred Stock (the "Certificate of Designation"). The Preferred Shares have a face value of $1,000 per share and are convertible at any time at the option of the holder into shares of Common Stock ("Conversion Shares") at the initial conversion price of $1.00 per share (the "Conversion Price"), subject to certain adjustments including (a) stock splits, stock dividends, combinations, reclassifications, mergers, consolidations, sales or transfers of the assets of the Corporation, share exchanges or other similar events, (b) certain anti-dilution adjustments. For a complete description of the terms of the Preferred Shares please see the Certificate of Designation.

Outstanding shares of preferred stock that have not been converted to common stock at the maturity date of July 1, 2009 are payable in cash along with the related 8% per annum dividend.

Beginning 120 days following effectiveness of the registration statement, the Corporation may mandatorily convert the Preferred Shares into shares of Common Stock, if certain conditions are satisfied including, among other things: (a) if the average closing bid price of the Corporation's Common Stock during any 20 consecutive trading day period is greater than 150% of the conversion price, (b) the Preferred Registration Statement is currently effective, (c) the maximum number of shares of Common Stock issued upon such mandatory conversion does not exceed 100% of the total 5 day trading volume of our Common Stock for the 5 trading day period preceding the mandatory conversion date and (d) no mandatory conversions have occurred in the previous 30 trading days.

The Corporation consulted FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Corporation's Own Stock" in accounting for the transaction. The preferred stock has been recorded as a liability after consulting FAS 150. Although the preferred includes conversion provisions, they were deemed to be non-substantive at the issuance date. Subsequent to the issuance, the Corporation's stock price rose in part to Hurricane Katrina and the acquisition of the former Flagship operations, and a number of preferred shares were converted to common. Per FAS 150, there is to be no reassessment of the non-substantive feature.

After valuing the warrants for the purchase of the Corporation's common stock issued with the convertible Preferred Shares ($1,204,000), the beneficial conversion contained in the Preferred Shares ($1,645,000) and the costs associated with the Preferred Stock portion of the financing ($623,000) the convertible preferred stock was valued at $2,028,000. The difference between this initial value and the face value of the Preferred Stock of $3,429,000 will be accreted back to the Preferred Stock as preferred dividends utilizing an effective interest rate of 25.2%. The accretion period is the shorter of the four-year term of the preferred or until the conversion of the preferred stock. For fiscal 2007 and 2006, the accretion of the aforementioned discount was $404,000 and $308,000, respectively. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the accretion of the discount on the preferred stock is classified as interest expense in the Statement of Consolidated Operations.

A cumulative premium (dividend) accrues and is payable with respect to each of the Preferred Shares equal to 8% of the stated value per annum. The premium is payable upon the earlier of: (a) the time of conversion in such number of shares of Common Stock determined by dividing the accrued premium by the Conversion Price or (b) the time of redemption in cash by wire transfer of immediately available funds. For the years ended January 31, 2007 and 2006 the accrued dividend was $345,000 and $277,000, respectively, for both the initial private placement in July 2005 and the subsequent exercise of the over-allotment option for additional shares of Preferred Stock. Of the total accrued dividend at January 31, 2007 and 2006 of $345,000 and $277,000, respectively, conversions of Series C Preferred Stock into Common Stock resulted in the conversion of $123,000 and $36,000 of dividends for the years ended January 31, 2007 and 2006, respectively. Therefore, $463,000 and $241,000 of dividends remain accrued at January 31, 2007 and 2006, respectively. In accordance with FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the preferred stock dividend is classified as interest expense in the Statement of Consolidated Operations.

Over-Allotment Warrants

The Over-Allotment Warrants issued to each Preferred Investor provides such Preferred Investor the right to purchase at an exercise price of $1,000 per share (a) Additional Preferred Shares, in aggregate, up to 25% of the total number of shares of Series C Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement, (b) First Additional Warrants exercisable for a number of shares of Common Stock in an amount, in aggregate, up to 6.25% of the total number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock purchased by such Preferred Investor in the Preferred Private Placement at an exercise price of $1.11 per share and (c) Second Additional Warrants exercisable for a number of shares of Common Stock in an amount, in aggregate, up to 6.25% of the total number of shares of the Common Stock issuable upon conversion of the Series C Preferred purchased by such Purchaser in the Preferred Private Placement at an exercise price of $1.33 per share.

From late October 2005 through mid December 2005, all holders of shares of our Series C Preferred exercised their over-allotment warrants resulting in the issuance of (i) 1,375 shares of Series C Preferred, (ii) warrants to purchase 343,750 shares of the Corporation's Common Stock at an exercise price of $1.11 per shares and (iii) warrants to purchase 343,750 shares of the Corporation's Common Stock at an exercise price of $1.33 per share. The warrants expire five years from the date of issuance. The exercise of the over-allotment warrants resulted in proceeds of $1,375,000 to the Corporation.

After valuing the warrants for the purchase of the Corporation's common stock issued with the convertible Preferred Shares ($322,000), the beneficial conversion contained in the Preferred Shares ($432,000) and the costs associated with the exercise of the over-allotment ($69,000) the convertible preferred stock, issued in October 2005 from the exercise of the over-allotment option, will initially be valued at $552,000. The difference between this initial value and the face value of the Preferred Stock of $1,375,000 will be accreted back to the Preferred Stock as preferred dividends utilizing an effective interest rate of 25%. The accretion of the discount related to the over-allotment option was $110,000 and $31,000 for the years ended January 31, 2007 and 2006, respectively, and was classified as interest expense in the Statement of Consolidated Operations.

Registration Rights Agreements

In connection with the private placements in July 2005, the Corporation entered into registration rights agreements with the Common Stockholders and Preferred Stockholders. Under these registration rights agreements, the Corporation agreed to file a registration statement for the purpose of registering the resale of the common stock and the shares of common stock underlying the convertible securities we issued in the private placements. The registration rights agreements require the Corporation to keep the registration statement effective for a specified period of time. In the event that the registration statement is not filed or declared effective within the specified deadlines or is not effective for any period exceeding a permitted Black-Out Period (45 consecutive Trading Days but no more than an aggregate of 75 Trading Days during any 12-month period), then the Corporation will be obligated to pay the Preferred and Common Stockholders up to 12% of their purchase price per annum. On November 21, 2005 the Corporation's Registration Statement was declared effective by the Securities & Exchange Commission. On May 10, 2006 the Post Effective Amendment #1 was declared effective by the Securities & Exchange Commission. On February 15, 2007 the Post Effective Amendment #4 was declared effective by the Securities & Exchange Commission. As of April 18, 2007 the Corporation has utilized forty-five of the permitted aggregate Black-Out days. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion/exercise or the shareholders cannot sell their shares due to a blackout event.

Conversion of Preferred Stock to Common Stock

Beginning in late November 2005, four holders voluntarily converted 860 shares of Series C Preferred Stock and received 895,521 shares of Common Stock. The conversion resulted in 35,521 shares of Common Stock being issued relative to accrued dividends on the Series C Preferred Stock. The aforementioned conversion resulted in a charge against income in fiscal 2006 of approximately $502,000 for the related unamortized discount relative to the converted shares.

During the year ended January 31, 2007, seven holders voluntarily or in response to a mandatory conversion call by the Corporation, converted 2,202.5 shares of Series C Preferred Stock and received 2,325,631 shares of Common Stock. The conversion resulted in 123,132 shares of Common Stock being issued relative to accrued dividends on the Series C Preferred Stock. The aforementioned conversion resulted in a charge against income for the year ended January 31, 2007 of $1,214,000 for the related unamortized discount relative to the converted shares.

Exercise of Warrants for Common Stock

During fiscal 2007, two warrant holders of the $1.11 and $1.33 per share exercise price warrants exercised for 618,055 shares of the Corporation's Common stock with proceeds of $692,000 to the Corporation.

In fiscal 2006, one warrant holder of $1.11 per share exercise price warrants exercised for 390,625 shares of the Corporation's common stock with proceeds of $434,000 to the Corporation.

Warrant Derivative Liability

Both the preferred and Common Stock portions of the July 2005 private placement included registration rights agreements that imposed liquidating damages in the form of a monetary remuneration should the holders be subject to blackout days (i.e. days when the holders of the Corporation's Common Stock may not trade the stock) in excess of the number permitted in the registration rights agreements. On November 21, 2005 the Corporation's Registration Statement on Form S-2 was declared effective by the Securities & Exchange Commission. Other than the aforementioned monetary penalty, there are no provisions requiring cash payments or settlements if registered shares cannot be provided upon conversion/exercise or the shareholders cannot sell their shares due to a blackout event. After assessing the provisions of the registration rights agreements and the related authoritive guidance a $20,000 warrant derivative liability was provided. No gain or loss on the derivative was recorded in the years ended January 31, 2007 and 2006 and the liability was recorded in accrued liabilities.

NOTE 12 — PRIVATE PLACEMENT OF SECURITIES — MARCH 2004

On March 4, 2004 the Corporation closed on a private placement transaction pursuant to which it sold 1,250,000 shares of Common Stock, (the "Shares"), to Barron Partners, LP (the "Investor") for an aggregate purchase price of $500,000. In addition, the Corporation issued two warrants to the Investor exercisable for shares of its Common Stock (the "Warrants"). The Shares and the Warrants were issued in a private placement transaction pursuant to Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933, as amended. Offset against the proceeds is $51,000 of costs incurred in conjunction with the private placement transaction, primarily related to the cost of the registration of the common stock and common stock underlying the warrants, as discussed in the fourth paragraph of this note.

The First Warrant provided the Investor the right to purchase up to 1,500,000 shares of the Corporation's Common Stock. During the year ended January 31, 2005 Barron exercised the First Warrant in full at an exercise price of $0.80 per share warrants resulting in proceeds of $1,200,000 to the Corporation.

The Second Warrant provides the Investor the right to purchase up to 2,000,000 shares of the Corporation's Common Stock. The Second Warrant has an exercise price of $1.60 per share resulting in proceeds of $3,200,000 to the Corporation upon its full exercise and expires five years from the date of issuance. The warrant holder may exercise through a cashless net exercise procedure after March 4, 2005, if the shares underlying the warrant are either not subject to an effective registration statement or, if subject to a registration statement, during a suspension of the registration statement. The Corporation has reserved sufficient shares of its common stock to cover the issuance of shares relative to the unexercised warrants held by the Investor.

In connection with these transactions, the Corporation and the Investor entered into a Registration Rights Agreement. Under this agreement, the Corporation was required to file within ninety (90) days of closing a registration statement with the U.S. Securities and Exchange Commission for the purpose of registering the resale of the Shares and the shares of Common Stock underlying the Warrants. The Corporation's registration statement was declared effective by the U.S. Securities and Exchange Commission on June 30, 2004. In the event that the Investor is not permitted to sell its Shares pursuant to the registration statement as a result of a permitted Black-Out Period (as defined in the Registration Statement) being exceeded or otherwise, then the Corporation will be obligated to pay the Investor liquidated damages equal to 18% of the Investor's purchase price per annum.

The Corporation utilized the proceeds from the sale of its Common Stock for general business purposes and to partially fund its acquisition strategy.

The Corporation granted the Investor the right of first refusal on certain subsequent offerings of the Corporation's securities and has agreed to maintain a listing of its common stock on the OTC Bulletin Board or another publicly traded market and cause its common stock to continue to be registered under Section 12 (b) or (g) of the Exchange Act of 1934.

The net proceeds to the Corporation from the offering, after costs associated with the offering, of $449,000 have been allocated among common stock and warrants based upon their relative fair values. The Corporation used the Black-Scholes pricing model to determine the fair value of the warrants to be $287,000.

NOTE 13 — ACQUISITION

On August 25, 2005, the Corporation, pursuant to an Asset Purchase Agreement, (the "Agreement"), completed its acquisition of certain assets of Flagship Services, Group, Inc., Flagship Reconstruction Partners, Ltd., Flagship Reconstruction Associates — Commercial, Ltd., and Flagship Reconstruction Associates — Residential, Ltd. ("Flagship"), for $5,250,000 in cash paid at closing, a promissory note for $750,000 at an interest rate of 6% due in semi-annual installments of $375,000 plus interest, 236,027 shares of the Corporation's restricted common stock valued at $250,000 ($1.06 per share), a warrant to purchase up to 250,000 shares of the Corporation's restricted common stock at an exercise price of $1.00 and a warrant to purchase up to 150,000 shares of the Corporation's restricted common stock at an exercise price of $1.06. The warrants were valued at $186,000 in the aggregate. The warrants expire five years from the date of closing. The warrants were exercised in January 2006 for the issuance of 400,000 shares of the Corporation's common stock resulting in proceeds for $409,000 to the Corporation. The Agreement also includes earn-out provisions over the first eighteen-month period commencing on the closing date, pursuant to which the Corporation is required to pay 35% of the net earnings of the former Flagship operation in excess of $500,000. At January 31, 2007, $934,000 had been earned relative to the earn-out agreement with $841,000 paid in fiscal 2007 to Flagship in accordance with the Agreement and an accrual of $93,000 remaining at January 31, 2007. (See Note 16).

The operations of the former Flagship operation were included in the Corporation's operations subsequent to August 19, 2005. The composition of the purchase price and the related allocation is as follows:

Cash paid at closing to seller		$5,250,000
Non-Cash consideration:		
Note payable issued	750,000	
Common stock issued	250,000	
Warrants for common stock issued	186,000	1,186,000
Transaction expenses		148,000
Total Consideration		$6,584,000
Fair value of assets acquired:		
Fixed Assets		50,000
Customer relationships		5,766,000
Covenant-not-to-compete		78,000
Subcontractor relationships		530,000
Goodwill		160,000
Total fair value of assets acquired		$6,584,000

An independent valuation was performed during fiscal 2006. The valuation resulted in the allocation of the purchase price as follows:

	Allocated Value	Amortization Period
Fixed assets	$ 50,000	3 to 7 years
Covenant-not-to-compete	78,000	4½ years
Customer relationships	5,766,000	10 years
Subcontractor relationships	530,000	5 years
Goodwill	160,000	N/A

During fiscal 2007 and 2006, amortization expense of the aforementioned intangibles was $700,000 and $292,000, respectively.

The following unaudited pro forma condensed results of operations assume that the acquisition was consummated on February 1, 2005 and 2004:

	Year Ended January 31,	
	2006	2005
	(As restated)	
Sales	$96,135,000	$79,648,000
Net Income	$ 1,706,000	$ 1,865,000
Net income per common shares:		
Basic	$ 0.11	$ 0.15
Dilutive	$ 0.10	$ 0.14
Weighted average shares outstanding:		
Basic	15,252,000	12,814,000
Dilutive	17,049,000	13,685,000

NOTE 14 — PREFERRED STOCK — SERIES A

At January 31, 2004, there were 6,000 shares of the Corporation's Series A Preferred Stock outstanding. Cumulative dividends in arrears on the Series A Preferred Stock were approximately $13,000 at January 31, 2004. In March 2004 in conjunction with the private placement of the Corporation's common stock, as discussed in Note 12, the remaining 6,000 shares of preferred stock were converted into 24,000 shares Common Stock with the accrued but unpaid dividends paid in cash.

NOTE 15 — SALE OF FIXED ASSETS AND INVESTMENT IN JOINT VENTURE

During fiscal 2007, the Corporation sold certain fixed assets for $49,000 resulting in a loss of $17,000.

During fiscal 2006, the Corporation sold certain fixed assets and its investment in the IAQ Training Institute joint venture for $60,000 resulting in a gain of $58,000..

During fiscal 2005, the Corporation sold certain fixed assets for $131,000 resulting in a gain of $110,000.

NOTE 16 — GOODWILL

The changes in the carrying amount of goodwill for the years ended January 31, 2007 and 2006 are as follows:

	2007	2006 (As restated)
Balance, beginning of year	$2,316,000	$1,338,000
Goodwill acquired during the year	446,000	978,000
Impairment losses	(111,000)	—
Balance, end of year	$2,651,000	$2,316,000

Goodwill increased by $446,000 and $978,000 during the year ended January 31, 2007 and 2006, respectively, primarily due to the acquisition of the former Flagship operations in August 2005 and the accrual of additional purchase price consideration earned by the former owners of Tri-State Restoration, Inc. ("Tri-State") and Flagship in accordance with Emerging Issues Task Force ("EITF 95-8") "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination". The payment of contingent consideration relative to Tri-State is based upon the operating income of the former Tri-State operation and payable annually based upon operating results through May 31, 2005. The payment of contingent consideration relative to Flagship is based upon the operating income of the former Flagship operation based upon operating results through February 2007.

During the quarter ended October 31, 2006, the Corporation determined that the goodwill related to its Northwestern operation was impaired due to the issues raised relative to the employee fraud discussed in Note 18, the Corporation's intention to close the Seattle operation and the operating issues that the Corporation's Northwest operations continue to experience. Therefore, a non-cash provision of $111,000 was made to reduce the goodwill related to that operation to zero.

In conformance with SFAS 142, "Goodwill and Other Intangible Assets," we performed impairment tests based upon the year-end balances. No impairments were noted with the exception of the impairment mentioned above.

NOTE 17 — INTANGIBLE ASSETS

The components of intangible assets for the years ended January 31, 2007 and 2006 are as follows:

	2007	2006 (As restated)
Covenant-not-to-compete	$ 78,000	$ 408,000
Customer relationships	5,946,000	5,946,000
Subcontractor relationships	530,000	530,000
Deferred financing costs	210,000	228,000
Other	57,000	62,000
	6,821,000	7,174,000
Accumulated amortization	(1,405,000)	(1,012,000)
	$ 5,416,000	$ 6,162,000

Covenants-not-to-compete are amortized over the life of the respective covenant which range from 2 to 5 years. Customer relationships are amortized over the estimated remaining life of those relationships, which are three to ten years. Subcontractor relationships are amortized over the estimated remaining life of those relationships, which are estimated at five years. Deferred financing costs are amortized over the remaining life of the debt instrument which is one to one and one half years. Amortization expense was $786,000 and $403,000 for the years ended January 31, 2007 and January 31, 2006 respectively.

Amortization of intangibles during the next five fiscal years is anticipated to be as follows: 2008 — $731,000, 2009 — $701,000, 2010 — $701,000 and 2011 — $640,000 and 2012 — $577,000.

NOTE 18 — EMPLOYEE FRAUD

For the year ended January 31, 2007, the Corporation recorded a $920,000 non-recurring charge relative to employee fraud at its Seattle office. This charge arises following an internal investigation commenced in October 2006 into operations at the Corporation's Seattle office, which indicated fraudulent activities undertaken by one or more former employees. The Corporation took immediate action including retaining legal counsel, fraud investigators, and forensic accountants to assist in determining the actual amount of the loss, appropriate legal action, and pursuit of insurance payments and other means of recovery for such losses. The Corporation was able to discover this incident through its internal control procedures, which alerted the Corporation to the issues, and the Corporation is confident that the fraudulent activities, while serious, are isolated.

As a result of the investigation, previously filed Quarterly Reports on Form 10-Q for the quarters ended April 30, 2006 and July 31, 2006 were amended and restated to correct an error caused by employee fraud, which increased the net loss by $421,000 for the six-months ended July 31, 2006. Additionally the previously filed Annual Report on Form 10-K for the year ended January 31, 2006 was restated and the previously reported net income was reduced by $388,000. The Forms 10-K/A and 10-Q/A were filed as amendments on January 18, 2007.

The non-recurring charge recorded in fiscal 2007 included $222,000 of professional costs incurred relative to the aforementioned investigation and restatement of previously filed financial statements.

The Corporation has filed a claim against the Corporation's employee theft insurance policy. The insurance claim amount is $0.5 million. The Corporation will record the benefit as a component of Other Income when the recovery is assured and the amount is certain.

The Corporation has evaluated the impact of the employee fraud on its internal control over financial reporting and undertaken corrective measures (see "Item 9 — Controls and Procedures" within Management's Discussion and Analysis).

NOTE 19 — NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended January 31,		
	2007	2006 (As restated)	2005
Numerator:			
Net Income (Loss)	$(7,177,000)	$ 508,000	$ 2,186,000
Preferred stock dividends and accretion of discount	—	—	—
Numerator for basic earnings per share — income available to common stockholders 643,000	(7,177,000)	508,000	2,186,000
Effect of dilutive securities:			
Preferred stock dividends	—	—	—
Numerator for diluted earnings per share — income available to common stock after assumed conversions	$(7,177,000)	$ 508,000	$ 2,186,000
Denominator:			
Denominator for basic earnings per share — weighted average shares	19,785,000	14,409,000	10,911,000
Effect of dilutive securities:			
Employee stock options	—	1,220,000	871,000
Warrants	—	577,000	—
Dilutive potential common shares	—	1,797,000	871,000
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	19,785,000	16,206,000	11,782,000
Basic earnings per share	$ (0.36)	$ 0.04	$ 0.20
Diluted earnings per share	$ (0.36)	$ 0.03	$ 0.19

At January 31, 2007, 2006 and 2005; 2,609,000, 40,000 and 60,000 options, and 5,689,000, 2,000,000 and 2,000,000 warrants, respectively, were not included in the calculation of dilutive earnings per share as their inclusion would have been antidilutive. Additionally, at January 31, 2006 the conversion of the Series C Redeemable Convertible Preferred Stock was not included in the calculation of dilutive earnings per share as their inclusion would have been antidilutive. The Series C Redeemable Convertible Preferred Stock was not outstanding during fiscal 2005 or 2004.

At January 31, 2007 1,368,060 warrants for the purchase of the Corporation's common stock at an exercise price of $1.11 per share, 2,321,178 warrants for the purchase of the Corporation's common stock at an exercise price of $1.33 per share and 2,000,000 warrants for the purchase of the Corporation's common stock at an exercise price of $2.00 per share were outstanding. The warrants with exercise prices of $1.11 and $1.33 per share expire on July 1, 2010 and the warrants with an exercise price of $2.00 per share expire on March 4, 2009.

NOTE 20 — COMMITMENTS AND CONTINGENCIES

The Corporation leases certain facilities and equipment under non-cancelable operating leases. Rental expense under operating leases aggregated $814,000, $713,000 and $562,000 for the years ended January 31, 2007, 2006 and 2005, respectively. Minimum rental payments under these leases with initial or remaining terms of one year or more at January 31, 2007 aggregated $2,132,000 and payments due during the next five fiscal years are as follows: 2008 — $770,000, 2009 — $536,000, 2010 — $471,000, 2011 — $278,000 and 2012 - $77,000.

We are a party to a number of compliance proceedings which have arisen in the normal course of business. Compliance proceedings include payroll tax, union dues and safety violation assessments. All assessments are currently being disputed. We are unable to determine the resolution of these proceedings and have not accrued a liability for any of these items. We believe that the nature and number of these proceedings are typical for a construction firm of our size and scope.

We are a party to a number of legal proceedings brought against us which have arisen in the normal course of business. These proceedings typically relate to contract issues or counter claims. Litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and/or financial position for the period in which the ruling occurs. We currently believe, after consultation with counsel, that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations or cash flows.

Any of our pending compliance or legal proceedings is subject to early resolution as a result of our ongoing efforts to settle. If and when any of these compliance and legal proceedings will be resolved through settlement is neither predictable nor guaranteed.

NOTE 21 — QUARTERLY RESULTS (UNAUDITED)

The Corporation had the following results by quarter:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Year Ending January 31, 2007					
Revenues	$16,368,000	$22,428,000	$19,783,000	$16,398,000	$74,977,000
Gross margin	1,146,000	3,294,000	2,011,000	655,000	7,106,000
Loss before income taxes	(3,136,000)	(1,415,000)	(1,632,000)	(3,670,000)	(9,853,000)
Net loss	$(2,160,000)	$(1,233,000)	$(1,997,000)	$(1,787,000)	$(7,177,000)
Earnings per share Basic	$ (0.12)	$ (0.06)	$ (0.10)	$ (0.08)	$ (0.36)
Diluted	$ (0.12)	$ (0.06)	$ (0.10)	$ (0.08)	$ (0.36)
Year Ending January 31, 2006 (As Restated)					
Revenues	$13,951,000	$16,320,000	$26,186,000	$21,724,000	$78,181,000
Gross margin	2,300,000	2,484,000	4,115,000	2,450,000	11,349,000
Income before income taxes	529,000	649,000	1,336,000	(2,267,000)	247,000
Net income	$ 326,000	$ 374,000	$ 1,005,000	$(1,197,000)	$ 508,000
Earnings per share					
Basic	$ 0.03	$ 0.03	$ 0.07	$ (0.09)	$ 0.04
Diluted	$ 0.02	$ 0.03	$ 0.05	$ (0.09)	$ 0.03

PDG ENVIRONMENTAL, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the years ended
January 31, 2007, 2006 and 2005

	Balance at Beginning of Year	Additions Charged to Income	Deductions(1)	Balance at Close of Year
		(Unaudited)		
2007				
Allowance for doubtful accounts	$440,000	$1,037,000	$(187,000)	$1,290,000
2006				
Allowance for doubtful accounts	$212,000	$ 282,000	$ (54,000)	$ 440,000
2005				
Allowance for doubtful accounts	$150,000	$ 200,000	$(138,000)	$ 212,000

(1) Uncollectible accounts written off, net of recoveries.

END